UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

ARAUCO AND CONSTITUTION PULP INC

i

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	06-30-2025	12-31-2024	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,391,132	4,274,618	116,514
Non-current assets	14,834,068	13,884,694	949,374
Total assets	19,225,200	18,159,312	5.87%

	06-30-2025	12-31-2024	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	1,354,467	1,362,950	(8,483)
Non-current liabilities	8,753,995	8,072,647	681,348
Non–controlling interests	6,159	6,460	(301)
Equity attributable to owners of parent company	9,110,579	8,717,255	393,324
Total net equity and liabilities	19,225,200	18,159,312	5.87%

As of June 30, 2025, total assets increased by MU.S.$ 1,066 compared to December 31, 2024, equivalent to a 5.87% increased variation. This variation was driven mainly by an increase in Other financial assets, due to a higher balance of derivatives to cover the exposure to exchange rate risk in Brazilian real currency (BRL); and an increase in Property, plant and equipment, mainly explained by the progress of the Sucuriú project.

In turn, total liabilities increased by MU.S.$ 673 mainly driven by an increase in Other financial liabilities.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	06-30-2025	12-31-2024
Current liquidity (current assets / current liabilities)	3.24	3.14
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.84	1.84

Debt indicators	06-30-2025	12-31-2024
Debt to equity ratio (total liabilities / equity)	1.11	1.08
Short-term debt to total debt (current liabilities / total liabilities)	0.13	0.14
Long-term debt to total debt (non-current liabilities / total liabilities)	0.87	0.86

	06-30-2025	06-30-2024
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	0.99	1.72

Activity ratio	06-30-2025	12-31-2024
Inventory turnover-time (cost of sales / inventories[1] + current biological asset s1)	2.39	2.62
Inventory turnover-time (excluding biological assets) (Cost of sales /inventories1)	2.88	3.25
Inventory permanence-days (inventories[1] + biological assets1) /cost of sales)	150.64	137.60
Inventory permanence-days (excluding biological assets) (inventories1 / cost of sales)	124.99	110.94
(1):	Annual average.

As of June 30, 2025, the short-term debt to total debt ratio represented 13% of total liabilities (14% as of December 31, 2024).

Our financial expenses coverage ratio decreased from 1.72 to 0.99, mainly due to the losses before taxes generated for the period ended as of June 30, 2025, compared to the profit before taxes generated in the same period of 2024.

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

b) Statement of profit or loss

Profit before income tax

We recorded a loss before income tax of approximately MU.S.$ (1) compared to a profit of approximately MU.S.$ 148 in the same period of 2024. The variation of MU.S.$ (149) is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	(116)
Distribution and administrative expenses	(7)
Other income and expenses	30
Others	(56)
Net change in profit (loss) before income tax	(149)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	06-30-2025 ThU.S.$	06-30-2024 ThU.S.$
Pulp	1,543,363	1,667,745
Wood	1,512,435	1,521,166
Other	332	360
Total revenues	3,056,130	3,189,271

Sales costs	06-30-2025 ThU.S.$	06-30-2024 ThU.S.$
Wood	460,893	471,999
Forestry work and other services	314,558	317,640
Depreciation and amortization	297,367	292,493
Other operating costs	1,123,084	1,130,497
Total sales costs	2,195,902	2,212,629

Profitability index	06-30-2025	12-31-2024
Profitability on equity (profit/average net equity)	(0.23)	5.69
Profitability on assets (profit/average assets)	(0.11)	2.64
Return on operating assets (operating result/average operating assets)	2.63	3.78

Profitability ratios	06-30-2025	06-30-2024
Earnings (loss) per share (U.S.$)(1)	(0.0823)	1.1694
Net profit (loss) (ThU.S.$)(2)	(10,059)	140,864
Gross profit (loss) (ThU.S.$)	860,228	976,642
Finance costs (ThU.S.$)	(194,847)	(206,186)
(1)	: Average earnings per share refer to the profit to net equity to owners of the parent company.
(2)	: Includes non-controlling interest.

EBITDA	06-30-2025 ThU.S.$	06-30-2024 ThU.S.$
Net profit (loss)	(10,059)	140,864
Finance costs	194,847	206,186
Finance income	(28,713)	(38,609)
Income tax expense	8,572	7,304
EBIT	164,647	315,745
Depreciation and amortization	328,303	323,750
EBITDA	492,950	639,495
Cost at fair value of the harvest	164,877	216,919
Gain from changes in fair value of biological assets	(31,858)	(25,767)
Gains (losses) on exchange difference on translation	74,408	13,281
Others (*)	31,108	15,343
Adjusted EBITDA	731,485	859,271
(*)	This amount corresponds mainly to forest fires net of insurance compensations and impairments.

2

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Revenues for the second quarter of 2025 were affected by lower prices compared to the same period of the previous year. The invoiced volume increased by 14%. However, due to the drop in prices, total revenue fell by 4.5%. The main impact on this result was the decline in the price of short fiber white pulp. In the case of long fiber pulp, the lower prices did not have a very significant effect, and the average price for textile pulp was higher compared to the same period of the previous year.

As usual, at the end of the second quarter, the markets of the Northern Hemisphere entered a period of lower consumption. Additionally, this year, markets were affected by economic uncertainties caused by threats, extensions, and negotiations between the U.S. and the rest of the world regarding the application of tariffs. This could lead to a reorganization of the markets, but for this to happen, clarity and at least a medium-term outlook are needed. On the other hand, this is compounded by an oversupply of pulp due to new production that began in the second half of 2024 and is now reaching design capacities.

In China, demand has remained strong, while the main problem is the oversupply of paper and pulp. Domestic consumption has increased, but not enough to absorb the new capacity in both paper and pulp. This oversupply was mainly caused by new capacity being installed. Prices for all types of paper have fallen, eroding margins and lowering production rates, which in turn has reduced the demand for pulp. At the end of the first quarter of 2025, inventories were under control. However, they began to rise in April, with only paper manufacturers continuing to keep pulp inventories low and purchasing only what is necessary for their production without speculating on price increases, although they continue to hold higher than usual paper inventories.

In Europe, the situation is different. There is an oversupply of paper and pulp in a market where consumption has fallen in almost all paper grades. The only industry that is still growing marginally, concentrated in Eastern Europe is the Tissue industry. Since Europe is facing lower consumption and an oversupply of paper and pulp, certain paper mills have closed, which has been enough to have a positive effect on prices and margins for paper producers. In pulp, these mills closures have led to additional pulp availability, and only temporary closures have been seen in long fiber, notably one plant in Finland.

3

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The viscose market, although the largest consumer of textile pulp, has been seriously affected by the trade war between the U.S., China, and other Asian textile producing countries.

Production during the second quarter of 2025 increased by 16.5% compared to the same period in 2024 and remained unchanged compared to the first quarter of 2025.

Wood Products Business

Sawn timber

For sawn timber, sales during the second quarter of 2025 were higher than in 2024, mainly due to improved sales in some markets. However, markets overall continue to experience weak demand due to low economic activity, high uncertainty over geopolitical issues, and the instability brought about by possible U.S. tariffs.

In Remanufacturing, the market continues to be affected by weak demand and oversupply, compounded by uncertainty regarding U.S. tariffs.

Plywood

After the first quarter of 2025, which generated lower sales compared to the same period last year, mainly affected by a lower seasonal supply of higher-value products, the second quarter of 2025 showed higher sales compared to the same period in last year, driven by improved production, with higher-value grades successfully placed in different markets. The appreciation of some currencies during the second quarter contributed to better prices. Markets have remained stable, especially for higher-value products.

Panels (MDF, PB, Melamine)

In the first quarter of 2025, sales were lower compared to the same period last year, mainly due to by lower sales in some large markets due to oversupply. During the second quarter of 2025, sales recovered, with a better quarter than 2024, but there are still markets with oversupply and somewhat slower demand linked to construction and home improvement. Uncertainty over U.S. tariffs has also had an impact.

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	06-30-2025 ThU.S.$	06-30-2024 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	585,545	623,891

Cash flows from (used in) financing activities:	253,044	276,352
Share issue	-	519
Obtaining and paying borrowings and bonds	408,244	304,306
Payments of lease liabilities	(39,178)	(28,233)
Dividends paid	(114,622)	(240)
Others	(1,400)	-

Cash flows from (used in) investment activities:	(853,868)	(586,196)
Purchase and sale of property, plant and equipment	(683,655)	(317,319)
Purchase and sale of biological assets	(188,685)	(196,790)
Purchase and sale of intangible assets	(4,494)	(2,117)
Additions (disposals), investments in subsidiaries, joint ventures and associates	(2,862)	(87,236)
Dividends received	4,152	2,371
Others	21,676	14,895
Positive (negative) net cash flow	(15,279)	314,047

4

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Our cash flow from operating activities showed a positive balance of MU.S.$ 585 for the current period, a decrease of MU.S.$ 38 compared to the previous period (positive balance of MU.S.$ 624 for the same period in 2024), resulting mainly from lower compensation received for loss of forest due to fire and industrial incidents partially offset by higher margin call collections (from derivative contracts).

The cash flow from financing activities showed a positive balance of MU.S.$ 253 for the current period, a decrease of MU.S.$ 23 compared to the previous period (positive balance of MU.S.$ 276 for the same period in 2024). This was mainly due to a decrease in borrowings received and an increase in dividends payments.

The cash flow from investing activities for the current period reflected a negative balance of MU.S.$ 854, representing a negative variation of MU.S.$ 268 compared to the same period in 2024 (which reported a negative balance of MU.S.$ 586). This variation was primarily driven by higher capital expenditures related to property, plants and equipment purchases, mainly associated with the Sucuriú project. This increase was partially offset by lower disbursements in 2025, compared to the prior year, due to the one-time acquisition in 2024 of 100% of the shares and social rights of four Uruguayan companies structured as 50% joint operations.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of June 30, 2025, a ratio of fixed rate debt to total consolidated debt of approximately 90.6%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The interim consolidated financial statements as of June 30, 2025 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

5

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		06-30-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	1,082,242	1,071,560
Other current financial assets	23	211,513	25,960
Other current non-financial assets	25	276,313	261,092
Trade and other current receivables	23	835,732	1,054,707
Accounts receivable from related companies	13-23	1,184	10,159
Current inventories	4	1,593,351	1,456,260
Current biological assets	20	310,301	315,500
Current tax assets	6	73,779	75,613
Total current assets other than assets or disposal groups classified as held for sale		4,384,415	4,270,851
Non-current assets or disposal groups classified as held for sale	22	6,717	3,767
Total current assets		4,391,132	4,274,618
Non-current assets
Other non-current financial assets	23	271,558	16,747
Other non-current non-financial assets	25	205,341	85,036
Non-current receivables	23	117,181	65,735
Investments accounted for using equity method	15-16	443,617	406,611
Intangible assets other than goodwill	19	54,955	55,980
Goodwill	17	52,785	51,325
Property, plant and equipment	7	10,004,832	9,610,071
Right of use assets	8	819,553	771,886
Non-current biological assets	20	2,784,048	2,747,894
Deferred tax assets	6	80,198	73,409
Total non-current assets		14,834,068	13,884,694
Total assets		19,225,200	18,159,312

The accompanying notes are an integral part of these interim consolidated financial statements.

6

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		06-30-2025	12-31-2024
	Note	ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	460,629	348,905
Current lease liabilities	8-23	59,676	55,851
Trade and other current payables	23	719,926	745,971
Accounts payable to related companies	13-23	12,824	10,563
Other short-term provisions	18	2,136	1,837
Current tax liabilities	6	24,179	27,565
Current provisions for employee benefits	10	6,939	6,669
Other current non-financial liabilities	25	68,158	165,589
Total current liabilities		1,354,467	1,362,950
Non-current liabilities
Other non-current financial liabilities	23	6,162,857	5,721,712
Non-current lease liabilities	8-23	793,947	672,139
Non-current payables		75,872	35,310
Non-current accounts payable to related companies	13-23	26,727	26,207
Other long-term provisions	18	32,929	33,121
Deferred tax liabilities	6	1,538,735	1,469,512
Non-current current tax liabilities		4,635	-
Non-current provisions for employee benefits	10	81,088	77,634
Other non-current non-financial liabilities	25	37,205	37,012
Total non-current liabilities		8,753,995	8,072,647
Total liabilities		10,108,462	9,435,597
Equity
Issued capital	3	1,103,618	1,103,618
Retained earnings		8,286,551	8,312,384
Other reserves		(279,590)	(698,747)
Equity attributable to owners of parent company		9,110,579	8,717,255
Non-controlling interests		6,159	6,460
Total equity		9,116,738	8,723,715
Total equity and liabilities		19,225,200	18,159,312

The accompanying notes are an integral part of these interim consolidated financial statements.

7

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – June		April - June
		2025	2024	2025	2024
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	3,056,130	3,189,271	1,524,669	1,534,416
Cost of sales	3	(2,195,902)	(2,212,629)	(1,091,113)	(1,064,373)
Gross profit (loss)		860,228	976,642	433,556	470,043
Other income	3	88,029	66,215	58,215	48,313
Distribution costs	3	(342,563)	(334,863)	(169,488)	(167,690)
Administrative expenses	3	(285,023)	(285,229)	(146,907)	(146,648)
Other expense by function	3	(75,765)	(83,854)	(26,747)	(50,077)
Profit (loss) from operating activities		244,906	338,911	148,629	153,941
Finance income	3	28,713	38,609	13,830	16,558
Finance costs	3	(194,847)	(206,186)	(96,514)	(105,078)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(5,851)	(9,885)	1,860	(2,078)
Gains (losses) on exchange differences on translation		(74,408)	(13,281)	(35,572)	(798)
Profit (loss) before income tax		(1,487)	148,168	32,233	62,545
Income tax (expense) benefit	6	(8,572)	(7,304)	(15,788)	(22,014)
Net profit (loss)		(10,059)	140,864	16,445	40,531
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		(9,991)	140,881	16,459	40,581
Net profit (loss) attributable to non-controlling interests		(68)	(17)	(14)	(50)
Net profit (loss)		(10,059)	140,864	16,445	40,531

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations	26	(0.0799011)	1.1693858	0.1316276	0.3368435
Basic and diluted earnings (loss) per share		(0.0799011)	1.1693858	0.1316276	0.3368435
Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		(0.0799011)	1.1693858	0.1316276	0.3368435
Diluted earnings (loss) per share		(0.0799011)	1.1693858	0.1316276	0.3368435

The accompanying notes are an integral part of these interim consolidated financial statements.

8

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January – June		April - June
		2025	2024	2025	2024
	Note	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Net profit (loss)		(10,059)	140,864	16,445	40,531
Components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income (loss) before tax gains losses on remeasurements of defined benefit plans	10	4,881	(571)	3,203	(2,841)
Other comprehensive income (loss) that will not be reclassified to profit or loss before tax		4,881	(571)	3,203	(2,841)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	115,315	(142,791)	76,657	(115,807)
Other comprehensive income (loss) before tax exchange differences on translation		115,315	(142,791)	76,657	(115,807)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	399,393	8,630	241,262	(18,070)
Reclassification adjustments on cash flow hedges, before tax	23	-	(2,916)	-	(2,916)
Other comprehensive income (loss) before tax cash flow hedges		399,393	5,714	241,262	(20,986)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(3,085)	1,025	(1,571)	2,804
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		(3,085)	1,025	(1,571)	2,804
Other Comprehensive income (loss) that will be reclassified to profit or loss before tax		511,623	(136,052)	316,348	(133,989)
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income (loss)	6	(1,318)	154	(865)	767
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		(1,318)	154	(865)	767
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income	6	-	2,187	-	134
Income tax relating to cash flow hedges of other comprehensive income	6-23	(106,982)	(1,528)	(68,368)	1,927
Income tax relating to share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		742	(214)	338	(262)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(106,240)	445	(68,030)	1,799
Other comprehensive income (loss)		408,946	(136,024)	250,656	(134,264)
Total comprehensive income (loss)		398,887	4,840	267,101	(93,733)

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		398,967	5,156	267,132	(93,713)
Comprehensive income (loss), attributable to non-controlling interests		(80)	(316)	(31)	(20)
Total comprehensive income (loss)		398,887	4,840	267,101	(93,733)

The accompanying notes are an integral part of these interim consolidated financial statements.

9

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

06-30-2025	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$

Opening balance at 01-01-2025	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	(9,991)	(9,991)	(68)	(10,059)
Other comprehensive income (loss), net of tax	-	115,327	292,411	3,563	(2,343)	408,958	-	408,958	(12)	408,946
Comprehensive income (loss)	-	115,327	292,411	3,563	(2,343)	408,958	(9,991)	398,967	(80)	398,887
Dividends	-	-	-	-	-	-	(7,471)	(7,471)	(221)	(7,692)
Increase (decrease) through transfers and other changes equity	-	-	-	-	10,199	10,199	(10,199)	-	-	-
Increase (decrease) due to changes in the participation of subsidiaries that do not involve loss of control	-	-	-	-	-	-	1,828	1,828	-	1,828
Changes in equity	-	115,327	292,411	3,563	7,856	419,157	(25,833)	393,324	(301)	393,023
Closing balance at 06-30-2025	1,103,618	(600,453)	242,399	(34,360)	112,824	(279,590)	8,286,551	9,110,579	6,159	9,116,738

06-30-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non-controlling interests ThU.S.$	Total equity ThU.S.$

Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	140,881	140,881	(17)	140,864
Other comprehensive income (loss), net of tax	-	(140,305)	4,186	(417)	811	(135,725)	-	(135,725)	(299)	(136,024)
Comprehensive income (loss)	-	(140,305)	4,186	(417)	811	(135,725)	140,881	5,156	(316)	4,840
Equity issue	-	-	-	-	-	-	-	-	631	631
Dividends	-	-	-	-	-	-	(91,620)	(91,620)	(137)	(91,757)
Increase (decrease) through transfers and other changes equity					9,020	9,020	(9,020)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(3,521)	(3,521)	(78)	(3,599)
Changes in equity	-	(140,305)	4,186	(417)	9,831	(126,705)	36,720	(89,985)	100	(89,885)
Closing balance at 06-30-2024	803,618	(981,182)	(60,766)	(37,781)	116,889	(962,840)	8,071,683	7,912,461	6,683	7,919,144

The accompanying notes are an integral part of these interim consolidated financial statements.

10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January – June
	2025	2024
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	3,414,037	3,251,207
Receipts from rents and subsequent sales of such assets	16,351	10,606
Other cash receipts from operating activities	355,352	483,707
Classes of cash payments
Payments to suppliers for goods and services	(2,523,933)	(2,483,629)
Payments to and on behalf of employees	(361,434)	(320,506)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	-	(2,158)
Other cash payments from operating activities	(120,868)	(154,654)
Interest paid	(177,704)	(183,315)
Interest received	26,998	41,497
Income taxes (paid) refunded	(45,111)	(19,795)
Other inflows (outflows) of cash, net	1,857	931
Net cash flow from (used in) operating activities	585,545	623,891

Cash flows from (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	-	(72,038)
Cash flow used in the purchase of non-controlling interests	-	(3,600)
Other cash receipts from sale equity or debt instruments from other entities	950	5,161
Other cash payments to acquire equity or debt instruments from other entities	(1,373)	(14,882)
Other cash payments to acquire interest in joint ventures	(2,439)	(1,877)
Proceeds from sales of property, plant and equipment	7,516	18,223
Purchase of property, plant and equipment	(691,171)	(335,542)
Purchase of intangible assets	(4,494)	(2,117)
Proceeds from other long-term assets	1,626	3,404
Purchase of other long-term assets	(190,311)	(200,194)
Dividends received	4,152	2,371
Other inflows (outflows) of cash, net	21,676	14,895
Cash flows from (used in) investing activities	(853,868)	(586,196)

Cash flows from (used in) financing activities

Proceeds from issuing shares	-	519
Total proceeds from borrowings	515,159	972,847
Proceeds from long-term borrowings	500,000	-
Proceeds from short-term borrowings	15,159	972,847
Repayments of borrowings	(106,915)	(668,541)
Payments of lease liabilities	(39,178)	(28,233)
Dividends paid	(114,622)	(240)
Other inflows (outflows) of cash, net	(1,400)	-
Cash flows from (used in) financing activities	253,044	276,352
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(15,279)	314,047
Effect of exchange rate changes on cash and cash equivalents	25,961	(22,906)
Net increase (decrease) of cash and cash equivalents	10,682	291,141
Cash and cash equivalents, at the beginning of the period	1,071,560	570,008
Cash and cash equivalents, at the end of the period	1,082,242	861,149

The accompanying notes are an integral part of these interim consolidated financial statements.

11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the INTERIM consolidated financial statements as of JUNE 30, 2025 and 2024

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commission. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of June 30, 2025, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

-	Interim consolidated statements of financial position as of June 30, 2025 and December 31, 2024.
-	Interim consolidated statements of profit or loss for the three and six months periods ended June 30, 2025 and 2024.
-	Interim consolidated statements of comprehensive income for the three and six months period ended June 30, 2025 and 2024.
-	Interim consolidated statements of changes in equity for the periods ended June 30, 2025 and 2025.
-	Interim consolidated statements of cash flows for the six months period ended June 30, 2025 and 2024.
-	Explanatory disclosures (notes).

12

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the interim consolidated financial statements

As of June 30, 2025 and December 31, 2024.

Date of approval of the interim consolidated financial statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 739 on August 12, 2025.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Th€ - Thousands of Euros

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

14

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

15

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions is the Chief Executive Officer who is the highest authority for making decisions and is supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

16

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

17

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

18

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

19

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

21

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

22

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i) Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water rights, rights of way and other rights

This item includes water rights, rights of way and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

23

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

24

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

25

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

26

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i) Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

27

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii) Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

In a board meeting on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

28

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exist or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

29

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

30

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2025:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21

Lack of Exchangeability

An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

January 1, 2025

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	January 1, 2026
Clarify the requirements, give the guidance, add new disclosures for certain instruments.

Contracts Referencing Nature Dependent Electricity
Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the Income Statement, and we are currently evaluating any significant impacts.

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of June 30, 2025, there had not been significant changes in the accounting policies with respect to the 2024 financial year.

Changes to accounting estimates

As of June 30, 2025, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2024 financial year.

31

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of June 30, 2025 and December 31, 2024, the shareholders composition according to the amount of shares owned was as follows:

	06-30-2025		12-31-2024
Shareholders	Shares	%	Shares	%
Empresas Copec S.A.	125,042,019	99.99991603%	125,042,019	99.99991603%
AntarChile S.A.	105	0.00008397%	105	0.00008397%
	125,042,124	100.00000000%	125,042,124	100.00000000%

At the date of these interim consolidated financial statements the share capital of Arauco was ThU.S.$ 1,103,618.

06-30-2025	12-31-2024

Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	125,042,124
Nominal value of shares by type of capital in ordinary shares	U.S.$ 8.8260 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,103,618
Number of shares issued and fully paid by type of capital in ordinary shares	125,042,124

b)	Dividends paid

On May 7, 2025, a definitive dividend of ThU.S.$ 112,287 was paid in accordance with the dividend policy for the distribution of 30% of the distributable net profit, after deducting the payment made in December 2024 mentioned in the following paragraph.

On December 10, 2024, a provisional dividend of ThU.S.$ 94,397 was paid with a charge to the retained earnings from the profits of the year 2024, which represented 15% of the distributable net profit at the end of September 2024.

The ThU.S.$ 7,471 showed in the consolidated statement of changes in equity corresponds to the minimum dividend provision for the 2025 period. The ThU.S.$ 91,620 showed in the consolidated statement of changes in equity corresponds to the minimum dividend provision for the 2024 period.

In the consolidated statement of cash flows, the dividends paid line shows an amount of ThU.S.$114,622 as of June 30, 2025 (ThU.S.$240 as of June 30, 2024), of which ThU.S.$112,287 correspond to the dividends payment made to the parent company.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-07-2025
Amount of dividends	ThU.S.$ 112,287
Number of shares on which pay dividends	125,042,124
Dividend per shares	U.S.$ 0.897997

32

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-10-2024
Amount of dividends	ThU.S.$ 94,397
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 0.783542

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

33

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the year ended June 30, 2025 and 2024 are as follows:

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	88,029	66,215	58,215	48,313
Gain from changes in fair value of biological assets (Note 20) (1)	31,858	25,767	16,088	20,856
Net income from insurance compensation	2,639	11,661	1,104	7,929
Revenue from export promotion	654	565	344	290
Lease income	3,415	2,267	2,403	1,313
Gain on sales of assets	21,876	4,123	20,412	2,991
Rights of way	3,530	-	-	-
Compensations received	55	43	55	43
Gain on sales of subsidiaries and associates	-	3	-	3
Reversal of impairment of property, plants and equipment	1,711	289	-	-
Reimbursement provisions (legal and others)	2,873	1,772	2,541	865
Other operating income	19,418	19,725	15,268	14,023

Classes of Other Expenses by function
Total Other Expenses by function	(75,765)	(83,854)	(26,747)	(50,077)
Depreciation for leased assets	(1,267)	(1,208)	(634)	(604)
Provision legal expenses	(2,556)	(4,786)	(1,312)	(2,214)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(11,011)	(14,844)	(6,007)	(12,068)
Operating expenses related to restructuring or from plants stoppage or closed	(12,742)	(17,650)	(3,275)	(9,858)
Expenses related to projects	(2,482)	(11,192)	(1,941)	(6,127)
Loss by leasses	(711)	(746)	(9)	(137)
Loss of asset sales	(3,278)	(5,385)	(2,635)	(2,629)
Loss and repair of assets	(6,146)	(1,914)	(2,194)	(1,902)
Loss of forest due to fires	(18,966)	(2,377)	(1,121)	(1,050)
Other Taxes	(11,832)	(13,388)	(5,391)	(7,727)
Research and development expenses	(780)	(822)	(427)	(439)
Fines, readjustments and interest	(281)	(531)	(164)	(319)
Loss on sale of associates	-	(20)	-	-
Loss of tax credits	(135)	(1,084)	(37)	(324)
Other expenses	(3,578)	(7,907)	(1,600)	(4,679)

Classes of Finance Income
Total Finance Income	28,713	38,609	13,830	16,558
Finance income by mutual funds - term deposits	16,928	29,083	7,722	11,660
Finance income resulting from derivatives	-	2	-	-
Other finance income	11,785	9,524	6,108	4,898

Classes of Finance Costs
Total Finance Costs	(194,847)	(206,186)	(96,514)	(105,078)
Interest expense, Bank borrowings	(34,767)	(47,641)	(17,397)	(23,217)
Interest expense, Bonds	(106,465)	(106,994)	(55,265)	(54,548)
Interest expense resulting from derivatives	(15,775)	(19,070)	(3,565)	(10,291)
Interest expense for right-of-use (1)	(21,271)	(13,689)	(11,342)	(6,789)
Other finance costs	(16,569)	(18,792)	(8,945)	(10,233)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(5,851)	(9,885)	1,860	(2,078)
Investments in associates (2)	(1,222)	(6,343)	571	(3,119)
Investments in joint ventures	(4,629)	(3,542)	1,289	1,041
(1)	In 2024, includes the effect of changes in fair value of plantations and interest expense for the Brazilian companies right-of-use assets that were previously classified as held for sale and sold during the period, through the sale date.
(2)	In 2024, includes the share of the profit of the associate Forestal Vale do Corisco S.A. that were previously classified as held for sale and sold during the period, through the sale date.

34

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January – June		April - June
	2025	2024	2025	2024
Cost of sales	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Timber	460,893	471,999	211,364	201,348
Forestry labor costs and other services	314,558	317,640	160,867	161,038
Depreciation and amortization	279,588	280,741	134,284	134,949
Depreciation for right of use	17,779	11,752	8,767	6,311
Maintenance costs	162,870	166,164	82,101	85,854
Chemical costs	327,098	307,649	164,719	152,696
Sawmill costs	57,826	55,764	28,589	24,938
Other raw materials	126,526	144,402	69,579	75,272
Other indirect costs	103,950	104,494	56,360	53,262
Energy and fuel	118,337	129,373	60,664	62,757
Cost of electricity	24,177	23,377	10,935	14,064
Staff expenses	202,300	199,274	102,884	91,884
Total	2,195,902	2,212,629	1,091,113	1,064,373

Total amount is comprised of the cost of inventory sales for ThU.S.$ 2,130,778 as of June 30, 2025 (ThU.S.$ 2,152,295 as of June 30, 2024) and the cost of rendering services for ThU.S.$ 65,124 as of June 30, 2025 (ThU.S.$ 60,334 as of June 30, 2024).

	January – June		April - June
	2025	2024	2025	2024
Distribution costs	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Selling costs	16,032	16,534	8,087	8,050
Commissions	8,038	8,246	3,922	3,741
Insurance	3,018	2,850	1,634	1,609
Provision for doubtful accounts	233	174	110	178
Other selling costs	4,743	5,264	2,421	2,522
Shipping and freight costs	326,531	318,329	161,401	159,640
Port services	33,075	32,726	16,573	18,860
Freights	260,472	254,598	128,334	125,108
Depreciation for right of use	794	669	564	335
Shipping internment, warehousing, stowage, customs and other costs	32,190	30,336	15,930	15,337
Total	342,563	334,863	169,488	167,690

	January – June		April - June
	2025	2024	2025	2024
Administrative expenses	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Wages and salaries	114,295	110,180	59,587	56,268
Marketing, advertising, promotion and publications expenses	5,885	6,736	2,567	3,715
Insurances	20,108	25,555	9,392	11,978
Depreciation and amortization	20,668	21,600	10,327	10,798
Depreciation for right of use	4,033	3,460	2,078	1,738
Computer services	18,182	16,900	9,457	8,381
Lease of offices, other property and vehicles	3,296	3,770	1,952	2,193
Donations, contributions, scholarships	2,410	3,415	1,721	1,774
Fees (legal and technical advisors)	17,624	16,189	9,215	8,081
Property taxes, city permits and rights	18,432	15,976	12,447	10,575
Cleaning services, security services and transportation	11,477	11,548	5,725	5,857
Third-party variable services (manoeuvres, logistics)	18,250	20,005	8,430	10,049
Basic services (electricity, telephone, water)	3,505	3,751	1,673	1,930
Maintenance and repair	2,539	3,309	1,274	1,651
Seminars, courses, training materials	1,127	1,648	426	630
Travels, clothing and safety equipment, environmental expenses, audits and others	23,192	21,187	10,636	11,030
Total	285,023	285,229	146,907	146,648

35

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	06-30-2025	12-31-2024
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	184,058	166,695
Production supplies	214,487	209,201
Work in progress	74,889	82,565
Finished godos	841,229	762,086
Spare parts	278,688	235,713
Total inventories	1,593,351	1,456,260

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of June 30, 2025, a net decrease of inventories was recognized associated with a higher provision of ThU.S.$ 7,876 (lower provision of ThU.S.$ 4,273 as of June 30, 2024). As of June 30, 2025, the amount of provision is ThU.S.$ 114,879 (ThU.S.$ 107,003 as of December 31, 2024).

As of June 30, 2025, there were inventory write-offs of ThU.S.$ 1,433 (ThU.S.$ 138 as of June 30, 2024), which are presented in the consolidated statements of profit or loss within cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, no inventories were pledged as security.

36

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	06-30-2025	12-31-2024
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	68	47
Balances with Banks	620,462	642,064
Short-term deposits	318,290	359,150
Mutual funds	125,365	70,299
Repurchase agreement	18,057	-
Total	1,082,242	1,071,560

The risk classification of the Company’s mutual funds as of June 30, 2025 and December 31, 2024 is shown below.

	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
AAAfm	102,454	62,524
No classification	22,911	7,775
Total Mutual Funds	125,365	70,299

Changes in financial liabilities

		06-30-2025
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,151,023	201,918	4,717,676	-	6,070,617
Cash flows	(+) Borrowings obtained	15,159	-	500,000	-	515,159
	(-) Borrowings paid	(84,687)	394	(22,622)	-	(106,915)
	(-) Commissions paid	-	-	(1,400)	-	(1,400)
	(-) Interest paid	(32,942)	(24,970)	(98,398)	(126)	(156,436)
	(-) Obtention (payment) of collateral	-	-	-	43,340	43,340
	(+) Accrued interest	34,464	24,970	103,938	126	163,498
	(+/-) Exchange rate difference	58,461	-	166,062	-	224,523
	(+/-) Changes in fair value	-	(140,241)	-	-	(140,241)
	(+/-) Other movements	12,908	-	(1,567)	-	11,341
	Closing balance	1,154,386	62,071	5,363,689	43,340	6,623,486

37

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2024
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,499,051	108,004	4,997,038	6,604,093
Cash flows	(+) Borrowings obtained	1,303,663	-	391,862	1,695,525
	(-) Borrowings paid	(1,582,810)	(6,748)	(543,340)	(2,132,898)
	(+/-) Commissions (discounts) of issue	-	-	11,163	11,163
	(-) Interest paid	(87,699)	(38,969)	(206,200)	(332,868)
	(+) Accrued interest	83,075	40,414	197,941	321,430
	(+/-) Exchange rate difference	(24,083)	-	(135,388)	(159,471)
	(+/-) Changes in fair value	-	99,217	-	99,217
	(+/-) Other movements (*)	(40,174)	-	4,600	(35,574)
	Closing balance	1,151,023	201,918	4,717,676	6,070,617

(*): In 2024, this line includes mainly the exchange difference on translation mainly from Brazilian companies.

		Lease liabilities
		06-30-2025	12-31-2024
		ThU.S.$	ThU.S.$
	Opening balance January 1	727,990	559,382
Cash flows	(-) Borrowings paid	(39,178)	(82,059)
	(-) Interest paid	(21,268)	(29,366)
	(+) Accrued interest	21,271	29,490
	(+/-) Inflation adjustment	-	(51)
	(+/-) Exchange rate difference	74,959	(5,071)
	(+) Increase due to new leases liabilities	102,677	361,421
	(+/-) Other movements (*)	(12,828)	(105,756)
	Closing balance	853,623	727,990

(*): This line includes mainly the exchange difference on translation mainly from Brazilian companies.

38

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	06-30-2025	12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,004	11,125
Deferred tax assets relating to post-employment benefits	23,739	23,063
Deferred tax assets relating to property, plant and equipment	89,861	89,655
Deferred tax assets relating to impairment provision	5,871	5,672
Deferred tax assets relating to financial instruments	(10,978)	87,134
Deferred tax assets relating to tax loss carry forward	307,960	235,828
Deferred tax assets relating to biological assets	3,865	4,806
Deferred tax assets relating to inventories	27,872	27,374
Deferred tax assets relating to provisions for income	10,760	35,889
Deferred tax assets relating to allowance for doubtful accounts	3,035	3,160
Deferred tax assets relating to intangible revaluation	216	215
Deferred tax assets relating to other deductible temporary differences	70,812	73,791
Total deferred tax assets	544,017	597,712
Offsetting presentation	(463,819)	(524,303)
Net effect	80,198	73,409

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 801,998 (ThU.S.$ 928,974 as of December 31, 2024).

In addition, as of the closing date of these interim consolidated financial statements, there are ThU.S.$ 129,570 (ThU.S.$ 129,300 as of December 31, 2024) of non-recoverable tax losses mainly from subsidiaries in the United States. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	06-30-2025	12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,375,884	1,374,164
Deferred tax liabilities relating to financial instruments	19,299	18,887
Deferred tax liabilities relating to biological assets	450,663	469,770
Deferred tax liabilities relating to inventory	67,606	56,101
Deferred tax liabilities relating to prepaid expenses	39,020	34,889
Deferred tax liabilities relating to intangible	6,116	6,089
Deferred tax liabilities relating to other taxable temporary differences	43,966	33,915
Total deferred tax liabilities	2,002,554	1,993,815
Offsetting presentation	(463,819)	(524,303)
Net effect	1,538,735	1,469,512

39

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 106,982 as of June 30, 2025 (debit of ThU.S.$ 1,528 as of June 30, 2024), which is presented in the consolidated statement of comprehensive income and net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

	Opening balance 01-01-2025	Deferred tax income (expenses)	Deferred tax of ítems charged to equity	Increase (decrease) net exchange differences	Closing balance 06-30-2025
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	(337)	-	216	11,004
Deferred tax assets relating to post-employment benefits	23,063	2,048	(1,318)	(54)	23,739
Deferred tax assets relating to property, plant and equipment	89,655	150	-	56	89,861
Deferred tax assets relating to impairment provision	5,672	(175)	-	374	5,871
Deferred tax assets relating to financial instruments	87,134	8,117	(106,853)	624	(10,978)
Deferred tax assets relating to tax loss carry forward	235,828	70,276	-	1,856	307,960
Deferred tax assets relating to biological assets	4,806	(941)	-	-	3,865
Deferred tax assets relating to inventories	27,374	434	-	64	27,872
Deferred tax assets relating to provisions for income	35,889	(25,059)	-	(70)	10,760
Deferred tax assets relating to allowance for doubtful accounts	3,160	(123)	-	(2)	3,035
Deferred tax assets relating to intangible revaluation	215	1	-	-	216
Deferred tax assets relating to other deductible temporary differences	73,791	(3,439)	-	460	70,812
Total deferred tax assets	597,712	50,952	(108,171)	3,524	544,017

	Opening balance 01-01-2025	Deferred tax income (expenses)	Deferred tax of ítems charged to equity	Increase (decrease) net exchange differences	Closing balance 06-30-2025
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	(2,742)	-	4,462	1,375,884
Deferred tax liabilities relating to financial instruments	18,887	283	129	-	19,299
Deferred tax liabilities relating to biological assets	469,770	(19,107)	-	-	450,663
Deferred tax liabilities relating to inventory	56,101	11,430	-	75	67,606
Deferred tax liabilities relating to prepaid expenses	34,889	4,109	-	22	39,020
Deferred tax liabilities relating to intangible	6,089	(555)	-	582	6,116
Deferred tax liabilities relating to other taxable temporary differences	33,915	8,984	-	1,067	43,966
Total deferred tax liabilities	1,993,815	2,402	129	6,208	2,002,554

	Opening balance 01-01-2024	Deferred tax income (expenses)	Deferred tax of ítems charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	(1,857)	-	-	(1,026)	11,125
Deferred tax assets relating to investments	78,061	57,110	(135,171)	-	-	-
Deferred tax assets relating to post-employment benefits	25,726	(2,866)	207	-	(4)	23,063
Deferred tax assets relating to property, plant and equipment	80,410	10,928	-	644	(2,327)	89,655
Deferred tax assets relating to impairment provision	12,319	(4,408)	-	-	(2,239)	5,672
Deferred tax assets relating to financial instruments	82,535	14,618	(7,337)	-	(2,682)	87,134
Deferred tax assets relating to tax loss carry forward	233,468	7,183	-	-	(4,823)	235,828
Deferred tax assets relating to biological assets	-	4,806	-		-	4,806
Deferred tax assets relating to inventories	25,011	2,634	-	-	(271)	27,374
Deferred tax assets relating to provisions for income	16,807	19,076	-	-	6	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,384	791	-	-	(15)	3,160
Deferred tax assets relating to intangible revaluation	35	180	-	-	-	215
Deferred tax assets relating to other deductible temporary differences	39,065	37,220	-	-	(2,494)	73,791
Total deferred tax assets	609,829	145,415	(142,301)	644	(15,875)	597,712

	Opening balance 01-01-2024	Deferred tax income (expenses)	Deferred tax of ítems charged to equity	Increase (decrease) business combination	Increase (decrease) net exchange differences	Closing balance 12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(29,618)	-	-	(11,319)	1,374,164
Deferred tax liabilities relating to financial instruments	26,766	(6,617)	(1,262)	-	-	18,887
Deferred tax liabilities relating to biological assets	475,592	(8,089)	-	2,649	(382)	469,770
Deferred tax liabilities relating to inventory	57,619	(1,411)	-	-	(107)	56,101
Deferred tax liabilities relating to prepaid expenses	36,837	(1,947)	-	-	(1)	34,889
Deferred tax liabilities relating to intangible	10,420	(2,632)	-	-	(1,699)	6,089
Deferred tax liabilities relating to other taxable temporary differences	42,551	(5,471)	-	-	(3,165)	33,915
Total deferred tax liabilities	2,064,886	(55,785)	(1,262)	2,649	(16,673)	1,993,815

40

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of deferred tax temporary differences	06-30-2025		12-31-2024
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	236,057	-	361,884	-
Deferred tax assets - tax loss carry forward	307,960	-	235,828	-
Deferred tax liabilities	-	2,002,554	-	1,993,815
Total	544,017	2,002,554	597,712	1,993,815

Detail of temporary difference income and loss amounts	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets (*)	(19,324)	19,734	8,442	8,018
Deferred tax assets - tax loss carryforward (*)	70,276	8,502	21,783	6,348
Deferred tax liabilities (*)	(2,402)	60,987	(10,862)	2,737
Total	48,550	89,223	19,363	17,103

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

Income tax expense

Income tax expense consists of the following:

	January – June		April - June
Income tax composition	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current income tax expense	(54,815)	(99,477)	(33,593)	(36,683)
Tax benefit arising from tax credit used to reduce current tax expense	19	-	19	1,721
Prior period current income tax adjustments	(922)	(2,065)	(825)	(2,032)
Other current benefit tax (expenses)	(1,404)	5,015	(752)	(2,123)
Current tax expense, net	(57,122)	(96,527)	(35,151)	(39,117)

Deferred tax expense relating to origination and reversal of temporary differences (*)	(21,726)	80,721	(2,420)	10,755
Tax benefit arising from tax credits used to reduce deferred tax expense (*)	70,276	8,502	21,783	6,348
Total deferred tax benefit (expense), net	48,550	89,223	19,363	17,103
Total income tax benefit (expense)	(8,572)	(7,304)	(15,788)	(22,014)

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies as of June 30, 2025 and 2024:

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(35,456)	(78,133)	(20,092)	(33,527)
Domestic current income tax expense	(21,666)	(18,394)	(15,059)	(5,590)
Total current income tax expense	(57,122)	(96,527)	(35,151)	(39,117)

Foreign deferred tax benefit (expense)(*)	19,882	85,234	7,957	22,354
Domestic deferred tax benefit (expense)	28,668	3,989	11,406	(5,251)
Total deferred tax benefit (expense)	48,550	89,223	19,363	17,103

Total income tax benefit (expense)	(8,572)	(7,304)	(15,788)	(22,014)

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – June		April - June
Reconciliation of income tax from statutory rate to effective tax rate	2025 ThU.S.$	2024 ThU.S.$	2025 ThU.S.$	2024 ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%	27%	27%
Tax expense at statutory tax rate	401	(40,005)	(8,703)	(16,887)
Tax effect of foreign tax rates	7,714	6,395	5,009	5,018
Tax effect of income exempt from taxation	18,303	28,416	8,971	15,090
Tax effect of not deductible expenses	(44,074)	(33,380)	(39,287)	(22,259)
Tax effect of previously unrecognized tax benefit in the income statement	-	-	-	1,721
Tax effect of a new evaluation of deferred tax assets (*)	(2,143)	42,087	(5,626)	10,483
Tax effect of tax provided in excess in prior periods	(922)	(2,065)	(825)	(2,032)
Other tax rate effects (**)	12,149	(8,752)	24,673	(13,148)
Total adjustments to tax expense at applicable tax rate	(8,973)	32,701	(7,085)	(5,127)
Tax benefit (expense) at effective tax rate	(8,572)	(7,304)	(15,788)	(22,014)

(*) It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.

(**) It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has assessed the potential impact derived from the implementation of the so-called "GloBE or Pillar 2 rules," which seek to ensure that multinational groups pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s headquarters are located), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the potential impact of its application as of its effective date (January 1, 2024).

Therefore, based on its best understanding, Arauco has evaluated the impact that these regulations could have in all jurisdictions where it operates and has determined that, to date, they would only have an impact on some of its operations in Uruguay.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Monthly Provisional Payments	25,312	45,691
Income tax receivable	37,144	30,058
Provision tax income	(19,632)	(45,129)
Other tax receivables	30,955	44,993
Total	73,779	75,613

Current tax liabilities	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Provision tax income (First category)	31,366	230,727
Monthly Provisional Payments and other tax receivables	(7,696)	(203,450)
Other tax payables	509	288
Total	24,179	27,565

Non-current current tax liabilities	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Provision tax income (First category), non-current	4,635	-
Total	4,635	-

42

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	1,247,588	725,744
Land	979,258	931,333
Buildings	3,592,557	3,663,306
Plant and equipment	3,873,569	3,984,319
Information technology equipment	41,177	41,250
Fixtures and fittings	12,765	12,288
Motor vehicles	58,179	54,744
Bearer plants	1,197	-
Other property, plant and equipment	198,542	197,087
Total net	10,004,832	9,610,071

Property, plant and equipment, gross
Construction work in progress	1,247,588	725,744
Land	979,258	931,333
Buildings	6,505,288	6,505,187
Plant and equipment	8,974,103	8,988,084
Information technology equipment	144,202	141,492
Fixtures and fittings	56,678	55,785
Motor vehicles	125,021	119,251
Bearer plants	1,350	-
Other property, plant and equipment	214,034	215,056
Total gross	18,247,522	17,681,932

Accumulated depreciation and impairment
Buildings	(2,912,731)	(2,841,881)
Plant and equipment	(5,100,534)	(5,003,765)
Information technology equipment	(103,025)	(100,242)
Fixtures and fittings	(43,913)	(43,497)
Motor vehicles	(66,842)	(64,507)
Bearer plants	(153)	-
Other property, plant and equipment	(15,492)	(17,969)
Total	(8,242,690)	(8,071,861)

Description of property, plant and equipment pledged as security for liabilities

As of June 30, 2025, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	2,968,761	1,918,997

The disbursements commitments are mainly related to Sucuriú project.

43

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of June 30, 2025 and December 31, 2024:

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Bearer plants	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	-	197,087	9,610,071
Changes
Additions	644,907	40,891	6,058	7,961	323	166	878	-	5,829	707,013
Disposals	-	(2,661)	(42)	(4,847)	(7)	(3)	(126)	-	(277)	(7,963)
Withdrawals	(2,100)	(368)	(2,078)	(6,935)	(174)	(16)	(335)	-	(4,503)	(16,509)
Depreciation	-	-	(111,838)	(198,785)	(4,182)	(1,475)	(5,518)	(153)	(678)	(322,629)
Impairment loss recognized in profit or loss	-	-	(134)	(1,662)	-	-	-	-	-	(1,796)
Increase (decrease) through net exchange differences	17,250	8,792	12,329	31,290	305	113	32	-	2,328	72,439
Reclassification of assets held for sale	-	-	-	(3,347)	-	-	-	-	-	(3,347)
Transfers from construction in progress closed and reclassifications	(138,213)	1,271	24,956	95,394	3,662	1,692	11,132	1,350	(1,244)	-
Decrease through transfers of leasing assets	-	-	-	(29,819)	-	-	(2,628)	-	-	(32,447)
Total changes	521,844	47,925	(70,749)	(110,750)	(73)	477	3,435	1,197	1,455	394,761
Closing balance 06-30-2025	1,247,588	979,258	3,592,557	3,873,569	41,177	12,765	58,179	1,197	198,542	10,004,832

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	627,882	34,531	10,667	59,509	687	778	4,107	33,279	771,440
Business combination	-	29,972	274	14	-	12	-	4	30,276
Disposals	(560)	(524)	(5,091)	(1,681)	(43)	(99)	(914)	-	(8,912)
Withdrawals	(3,864)	(139)	(3,416)	(14,129)	(158)	(30)	(251)	(741)	(22,728)
Depreciation	-	-	(222,523)	(393,772)	(8,504)	(3,073)	(9,476)	(1,297)	(638,645)
Impairment loss recognized in profit or loss	-	-	(1,082)	(7,799)	(35)	(567)	-	-	(9,483)
Increase (decrease) through net exchange differences	(23,171)	(22,583)	(16,113)	(42,634)	(394)	(96)	(2,624)	(4,402)	(112,017)
Reclassification of assets held for sale	-	(3,601)	-	-	-	-	-	12,000	8,399
Transfers from construction in progress closed and reclassifications	(485,967)	11,455	125,834	322,902	7,038	2,568	15,551	619	-
Reclassification from lease to property, plant and equipment	-	-	-	292	-	-	-	-	292
Decrease through transfers of leasing assets	-	-	-	(13,340)	-	-	(2,327)	-	(15,667)
Total changes	114,320	49,111	(111,450)	(90,638)	(1,409)	(507)	4,066	39,462	2,955
Closing balance 12-31-2024	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	197,087	9,610,071

44

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended June 30, 2025 and 2024 was as follows:

	January – June		April - June
	2025	2024	2025	2024
Depreciation for the year	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	279,588	280,741	134,284	135,112
Administrative expenses	14,860	14,857	7,552	7,549
Other expenses	5,441	5,528	1,966	2,190
Total (*)	299,889	301,126	143,802	144,851

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Bearer plants	5
Other property, plant and equipment	14

The capitalized borrowing costs are detailed in Note 12.

45

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

Right of use assets

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	646,736	599,101
Buildings	26,267	15,992
Plant and equipment	60,338	63,102
Information technology equipment	262	392
Motor vehicles	74,464	80,464
Other property, plant and equipment	11,486	12,835
Total net	819,553	771,886
Property, plant and equipment by right of use, gross

Land	723,510	660,753
Buildings	41,816	32,265
Plant and equipment	89,478	93,922
Information technology equipment	817	784
Motor vehicles	141,248	269,228
Other property, plant and equipment	15,844	15,845
Total gross	1,012,713	1,072,797
Accumulated depreciation and impairment by right of use

Land	(76,774)	(61,652)
Buildings	(15,549)	(16,273)
Plant and equipment	(29,140)	(30,820)
Information technology equipment	(555)	(392)
Motor vehicles	(66,784)	(188,764)
Other property, plant and equipment	(4,358)	(3,010)
Total	(193,160)	(300,911)

46

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of June 30, 2025 and December 31, 2024:

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	599,101	15,992	63,102	392	80,464	12,835	771,886
Changes
Additions	80,286	13,397	-	-	8,994	-	102,677
Disposals	(4,484)	-	-	-	-	-	(4,484)
Depreciation (*)	(16,929)	(3,170)	(2,947)	(168)	(15,300)	(1,349)	(39,863)
Increase (decrease) through net exchange differences	868	48	183	38	254	-	1,391
Increase (decrease) through others	(12,106)	-	-	-	52	-	(12,054)
Total changes	47,635	10,275	(2,764)	(130)	(6,000)	(1,349)	47,667
Closing balance 06-30-2025	646,736	26,267	60,338	262	74,464	11,486	819,553

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	280,671	8,385	9,103	511	58,954	3,797	361,421
Disposals	-	(2,474)	-	-	(130)	-	(2,604)
Withdrawals	-	(539)	-	-	(178)	-	(717)
Depreciation (*)	(31,792)	(5,604)	(6,641)	(204)	(28,977)	(2,200)	(75,418)
Increase (decrease) through net exchange differences	(110,574)	(131)	(353)	(101)	(74)	15	(111,218)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(292)	(292)
Increase (decrease) through others	410	(57)	-	-	-	-	353
Total changes	138,715	(420)	2,109	206	29,595	1,320	171,525
Closing balance 12-31-2024	599,101	15,992	63,102	392	80,464	12,835	771,886

(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the period ending June 30, 2025 and 2024 recognized in property, plant and equipment by right of use is as follows:

	January – June		April - June
	2025	2024	2025	2024
Depreciation for the period	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Cost of sales	17,779	11,752	8,767	6,311
Distribution costs	794	669	564	335
Administrative expenses	4,033	3,460	2,078	1,738
Total (*)	22,606	15,881	11,409	8,384

(*) In 2024, includes deferred tax expenses related to temporary differences and tax losses generated by Brazilian companies previously classified as held for sale, through the sale date.

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5. As a result, Arauco has recognized directly in the interim consolidated statement of profit or loss, as follows:

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(76,739)	(93,323)	(40,067)	(46,109)
Expenses from low value leases	(1,550)	(1,160)	(758)	(801)
Expenses from short-term leases	(26,663)	(25,017)	(7,509)	(2,858)
Income from sublease of right of use assets	328	313	164	156

47

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	06-30-2025
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	27,392	3,391	24,001
Between one and two years	26,315	2,394	23,921
Between two and three years	21,552	1,344	20,208
Between three and four years	12,651	711	11,940
Between four and five years	5,505	316	5,189
More than five years	13,318	968	12,350
Total	106,733	9,124	97,609

	31-12-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	19,532	2,285	17,247
Between one and two years	20,042	1,804	18,238
Between two and three years	18,397	1,005	17,392
Between three and four years	12,284	360	11,924
Between four and five years	2,731	54	2,677
More than five years	210	1	209
Total	73,196	5,509	67,687

Financial lease receivables are presented in the interim consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – June		April - June
Classes of revenue	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenue from sales of goods	2,983,369	3,120,751	1,484,281	1,500,019
Revenue from rendering of services	72,761	68,520	40,388	34,397
Total	3,056,130	3,189,271	1,524,669	1,534,416

The reportable segments revenues by business area and by geographical area are presented in Note 24.

48

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	363,458	352,458	188,781	175,119
Wages and salaries	351,863	338,976	181,969	172,149
Severance indemnities	11,595	13,482	6,812	2,970

	06-30-2025	12-31-2024
Discount rate	3.23%	3.23%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2020	RV-2020

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(5,837)
Decrease in 100 bps	6,687

Wage growth rates
Increase in 100 bps	5,858
Decrease in 100 bps	(5,186)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of June 30, 2025 and December 31, 2024:

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	6,939	6,669
Non-current	81,088	77,634
Total	88,027	84,303

Reconciliation of the present value of severance indemnities obligations	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance	84,303	94,325
Current service cost	3,133	5,979
Interest cost	2,363	4,367
(Gains) losses from changes in actuarial assumptions	-	22
Actuarial gains and losses arising from experience	(4,881)	743
Benefits paid	(2,681)	(7,152)
Increase (decrease) for foreign currency exchange rates changes	5,790	(13,981)
Closing balance	88,027	84,303

The average staffing as of June 30, 2025 was 18,928 people.

49

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

June 30, 2025	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets

Current assets

Cash and cash equivalents	756,299	4,625	108,284	25,416	22,913	119,960	44,745	-	1,082,242
Other current financial assets	211,485	-	-	-	-	-	28	-	211,513
Other current non-financial assets	99,146	581	15,216	18,563	35,486	6,324	100,997	-	276,313
Trade and other current receivables	524,220	38,025	49,023	28,254	44,226	9,268	116,865	25,851	835,732
Accounts receivable due from related companies	-	-	-	-	-	-	1,184	-	1,184
Current inventories	1,457,332	-	92,215	-	43,019	-	785	-	1,593,351
Current biological assets	309,567	-	734	-	-	-	-	-	310,301
Current tax assets	67,560	-	4,161	242	562	496	758	-	73,779
Non-current assets or disposal groups classified as held for sale	3,425,609	43,231	269,633	72,475	146,206	136,048	265,362	25,851	4,384,415
Non-current assets or disposal groups classified as held for sale	6,652	-	15	-	50	-	-	-	6,717
Total current assets	3,432,261	43,231	269,648	72,475	146,256	136,048	265,362	25,851	4,391,132

Non-current assets

Other non-current financial assets	271,558	-	-	-	-	-	-	-	271,558
Other non-current non-financial assets	89,907	-	111,990	-	759	1,299	1,299	87	205,341
Trade and other non-current receivables	18,473	-	22,426	452	-	-	1,650	74,180	117,181
Investments accounted for using equity method	114,224	230,574	39,315	-	-	-	59,504	-	443,617
Intangible assets other than goodwill	49,401	-	1,104	-	74	3,083	1,293	-	54,955
Goodwill	39,335	-	11,392	-	-	2,058	-	-	52,785
Property, plant and equipment	9,033,109	-	644,287	-	293,116	33,018	1,302	-	10,004,832
Right of use assets	810,345	-	5,636	-	2,933	527	112	-	819,553
Non-current biological assets	2,784,048	-	-	-	-	-	-	-	2,784,048
Deferred tax assets	58,503	-	18,760	-	-	-	2,935	-	80,198
Total non-current assets	13,268,903	230,574	854,910	452	296,882	39,985	68,095	74,267	14,834,068

Total assets	16,701,164	273,805	1,124,558	72,927	443,138	176,033	333,457	100,118	19,225,200

June 30, 2025	U.S Dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities

Other current financial liabilities	218,275	77,022	106,661	-	-	-	1,550	57,121	460,629
Current lease liabilities	13,175	124	17,849	-	302	319	22,208	5,699	59,676
Trade and other current payables	162,476	27,191	138,209	36,809	26,734	28,283	258,098	42,126	719,926
Accounts payable to related companies	39	-	1,931	-	-	-	10,854	-	12,824
Other short-term provisions	119	-	-	-	-	-	669	1,348	2,136
Current tax liabilities	7,158	15,306	1,239	-	252	224	-	-	24,179
Current provisions for employee benefits	-	-	-	-	-	-	6,939	-	6,939
Other current non-financial liabilities	15,420	81	29,443	3,419	13,390	10	6,369	26	68,158
Total current liabilities	416,662	119,724	295,332	40,228	40,678	28,836	306,687	106,320	1,354,467

Non-current liabilities

Other non-current financial liabilities	3,902,843	254,726	97,512	-	-	-	-	1,907,776	6,162,857
Non-current lease liabilities	132,730	282	604,296	-	740	224	38,632	17,043	793,947
Other non current payables	24,459	-	42,573	-	-	-	8,840	-	75,872
Non-current accounts payable to related companies	26,727	-	-	-	-	-	-	-	26,727
Other long-term provisions	19,525	-	10,508	2,710	-	-	186	-	32,929
Deferred tax liabilities	1,499,481	-	28,968	-	5,057	5,229	-	-	1,538,735
Non-current, current tax liabilities	-	-	-	4,635	-	-	-	-	4,635
Non-current provisions for employee benefits	-	-	-	-	1,405	-	79,683	-	81,088
Other non-current non-financial liabilities	1	-	36,318	64	-	-	822	-	37,205
Total non-current liabilities	5,605,766	255,008	820,175	7,409	7,202	5,453	128,163	1,924,819	8,753,995

Total liabilities	6,022,428	374,732	1,115,507	47,637	47,880	34,289	434,850	2,031,139	10,108,462

50

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets

Current assets

Cash and cash equivalents	668,888	8,754	117,848	12,642	40,128	11,794	211,506	-	1,071,560
Other current financial assets	25,949	-	-	-	-	-	11	-	25,960
Other current non-financial assets	104,366	562	17,153	31,100	20,539	9,551	77,821	-	261,092
Trade and other current receivables	815,884	28,149	38,327	26,569	33,704	1,077	92,401	18,596	1,054,707
Accounts receivable due from related companies	5,646	-	-	1,812	-	-	2,701	-	10,159
Current Inventories	1,335,410	-	81,043	-	37,954	-	1,853	-	1,456,260
Current biological assets	304,302	-	11,198	-	-	-	-	-	315,500
Current tax assets	70,105	-	2,636	-	515	-	2,357	-	75,613
Non-current assets or disposal groups classified as held for sale	3,330,550	37,465	268,205	72,123	132,840	22,422	388,650	18,596	4,270,851
Non-current assets or disposal groups classified as held for sale	3,708	-	13	-	46	-	-	-	3,767
Total current assets	3,334,258	37,465	268,218	72,123	132,886	22,422	388,650	18,596	4,274,618

Non-current assets

Other non-current financial assets	16,747	-	-	-	-	-	-	-	16,747
Other non-current non-financial assets	58,937	-	24,043	-	629	8	1,419	-	85,036
Trade and other non-current receivables	2,784	-	9,891	458	-	-	1,505	51,097	65,735
Investments accounted for using equity method	106,784	211,345	41,352	-	-	-	47,130	-	406,611
Intangible assets other than goodwill	52,318	-	2,368	-	63	-	1,231	-	55,980
Goodwill	41,286	-	10,039	-	-	-	-	-	51,325
Property, plant and equipment	8,917,848	-	462,845	-	228,153	-	1,225	-	9,610,071
Right of use assets	225,551	-	544,198	-	1,932	-	205	-	771,886
Non-current biological assets	2,554,897	-	192,997	-	-	-	-	-	2,747,894
Deferred tax assets	21,407	-	48,554	-	714	-	2,734	-	73,409
Total non-current assets	11,998,559	211,345	1,336,287	458	231,491	8	55,449	51,097	13,884,694

Total assets	15,332,817	248,810	1,604,505	72,581	364,377	22,430	444,099	69,693	18,159,312

December 31, 2024	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities

Other current financial liabilities	191,900	67,987	36,538	-	-	-	-	52,480	348,905
Current lease liabilities	13,273	113	13,435	-	584	965	22,582	4,899	55,851
Trade and other current payables	188,747	21,414	78,396	47,373	24,199	16,411	331,286	38,145	745,971
Accounts payable to related companies	426	-	3,007	-	-	-	7,130	-	10,563
Other short-term provisions	490	-	-	-	-	-	111	1,236	1,837
Current tax liabilities	3,086	12,092	1,184	8,252	2,951	-	-	-	27,565
Current provisions for employee benefits	-	-	-	-	-	-	6,669	-	6,669
Other current non-financial liabilities	125,483	94	21,938	6,714	2,999	9	8,328	24	165,589
Total liabilities, current	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950

Non-current liabilities

Other non-current financial liabilities	3,534,436	255,430	164,899	-	-	-	-	1,766,947	5,721,712
Non-current lease liabilities	120,661	295	490,778	-	523	49	43,238	16,595	672,139
Other non-current payables	23,942	-	3,266	-	-	-	8,102	-	35,310
Non-current accounts payable to related companies	26,207	-	-	-	-	-	-	-	26,207
Other long-term provisions	-	-	6,785	26,294	-	-	42	-	33,121
Deferred tax liabilities	1,443,086	-	21,645	-	4,781	-	-	-	1,469,512
Non-current provisions for employee benefits	-	-	-	-	1,211	-	76,423	-	77,634
Other non-current non-financial liabilities	-	-	36,075	64	-	-	873	-	37,012
Total non-current liabilities	5,148,332	255,725	723,448	26,358	6,515	49	128,678	1,783,542	8,072,647

Total liabilities	5,671,737	357,425	877,946	88,697	37,248	17,434	504,784	1,880,326	9,435,597

51

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2025			12-31-2024
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	881,180	473,287	1,354,467	1,021,171	341,779	1,362,950

Other current financial liabilities	60,030	400,599	460,629	60,710	288,195	348,905
U.S. dollar	45,561	172,714	218,275	36,401	155,499	191,900
Euros	-	77,022	77,022	-	67,987	67,987
Brazilian real	12,919	93,742	106,661	24,309	12,229	36,538
Chilean pesos	1,550	-	1,550	-	-	-
U.F.	-	57,121	57,121	-	52,480	52,480

Bank borrowings	39,229	280,289	319,518	28,154	220,673	248,827
U.S. dollar	24,760	109,525	134,285	3,845	140,457	144,302
Euros	-	77,022	77,022	-	67,987	67,987
Brazilian real	12,919	93,742	106,661	24,309	12,229	36,538
Chilean pesos	1,550	-	1,550	-	-	-

Other borrowings	20,801	120,310	141,111	32,556	67,522	100,078
U.S. dollar	20,801	63,189	83,990	32,556	15,042	47,598
U.F.	-	57,121	57,121	-	52,480	52,480

Current lease liabilities	12,837	46,839	59,676	15,116	40,735	55,851
U.S. dollar	3,430	9,745	13,175	3,612	9,661	13,273
Euros	33	91	124	30	83	113
Brazilian real	4,610	13,239	17,849	3,729	9,706	13,435
Mexican pesos	156	146	302	147	437	584
Other currencies	80	239	319	107	858	965
Chilean pesos	3,736	18,472	22,208	5,698	16,884	22,582
U.F.	792	4,907	5,699	1,793	3,106	4,899

Trade and other current payables	695,410	24,516	719,926	741,847	4,124	745,971
U.S. dollar	162,443	33	162,476	188,747	-	188,747
Euros	27,191	-	27,191	21,414	-	21,414
Brazilian real	118,717	19,492	138,209	74,610	3,786	78,396
Argentine pesos	36,809	-	36,809	47,373	-	47,373
Mexican pesos	21,743	4,991	26,734	23,861	338	24,199
Other currencies	28,283	-	28,283	16,411	-	16,411
Chilean pesos	258,098	-	258,098	331,286	-	331,286
U.F.	42,126	-	42,126	38,145	-	38,145

Accounts payable to related companies	12,824	-	12,824	10,563	-	10,563
U.S. dollar	39	-	39	426	-	426
Brazilian real	1,931	-	1,931	3,007	-	3,007
Chilean pesos	10,854	-	10,854	7,130	-	7,130

Other short-term provisions	2,136	-	2,136	1,837	-	1,837
U.S. dollar	119	-	119	490	-	490
Chilean pesos	669	-	669	111	-	111
U.F.	1,348	-	1,348	1,236	-	1,236

Current tax liabilities	22,846	1,333	24,179	18,840	8,725	27,565
U.S. dollar	5,825	1,333	7,158	2,613	473	3,086
Euros	15,306	-	15,306	12,092	-	12,092
Brazilian real	1,239	-	1,239	1,184	-	1,184
Argentine pesos	-	-	-	-	8,252	8,252
Mexican pesos	252	-	252	2,951	-	2,951
Other currencies	224	-	224	-	-	-

Current provisions for employee benefits	6,939	-	6,939	6,669	-	6,669
Chilean pesos	6,939	-	6,939	6,669	-	6,669

Other current non-financial liabilities	68,158	-	68,158	165,589	-	165,589
U.S. dollar	15,420	-	15,420	125,483	-	125,483
Euros	81	-	81	94	-	94
Brazilian real	29,443	-	29,443	21,938	-	21,938
Argentine pesos	3,419	-	3,419	6,714	-	6,714
Mexican pesos	13,390	-	13,390	2,999	-	2,999
Other currencies	10	-	10	9	-	9
Chilean pesos	6,369	-	6,369	8,328	-	8,328
U.F.	26	-	26	24	-	24

52

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2025				12-31-2024
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,892,904	1,517,700	4,343,391	8,753,995	2,905,653	1,040,941	4,126,053	8,072,647

Other non-current financial liabilities	1,549,639	1,363,101	3,250,117	6,162,857	1,686,157	885,612	3,149,943	5,721,712
U.S. dollar	1,040,204	992,964	1,869,675	3,902,843	1,166,799	495,482	1,872,155	3,534,436
Euros	144,254	110,472	-	254,726	126,200	129,230	-	255,430
Brazilian real	60,658	36,854	-	97,512	120,222	44,677	-	164,899
U.F.	304,523	222,811	1,380,442	1,907,776	272,936	216,223	1,277,788	1,766,947

Bank borrowings	687,542	147,326	-	834,868	728,289	173,907	-	902,196
U.S. dollar	482,630	-	-	482,630	481,867	-	-	481,867
Euros	144,254	110,472	-	254,726	126,200	129,230	-	255,430
Brazilian real	60,658	36,854	-	97,512	120,222	44,677	-	164,899

Other borrowings	862,097	1,215,775	3,250,117	5,327,989	957,868	711,705	3,149,943	4,819,516
U.S. dollar	557,574	992,964	1,869,675	3,420,213	684,932	495,482	1,872,155	3,052,569
U.F.	304,523	222,811	1,380,442	1,907,776	272,936	216,223	1,277,788	1,766,947

Non-current lease liabilities	96,425	81,277	616,245	793,947	104,578	70,490	497,071	672,139
U.S. dollar	31,718	25,103	75,909	132,730	26,402	19,943	74,316	120,661
Euros	174	108	-	282	174	121	-	295
Brazilian real	31,917	34,737	537,642	604,296	36,290	34,477	420,011	490,778
Mexican pesos	646	94	-	740	494	29	-	523
Other currencies	224	-	-	224	49	-	-	49
Chilean pesos	22,584	16,048	-	38,632	32,934	10,304	-	43,238
U.F.	9,162	5,187	2,694	17,043	8,235	5,616	2,744	16,595

Non-current payable	75,872	-	-	75,872	35,310	-	-	35,310
U.S. dollar	24,459	-	-	24,459	23,942	-	-	23,942
Brazilian real	42,573	-	-	42,573	3,266	-	-	3,266
Chilean pesos	8,840	-	-	8,840	8,102	-	-	8,102

Non- current accounts payable to related companies	19,675	522	6,530	26,727	13,655	7,581	4,971	26,207
U.S. dollar	19,675	522	6,530	26,727	13,655	7,581	4,971	26,207

Other long-term provisions	25,217	3,856	3,856	32,929	29,155	3,966	-	33,121
U.S. dollar	19,525	-	-	19,525	-	-	-	-
Brazilian real	2,796	3,856	3,856	10,508	2,819	3,966	-	6,785
Argentine pesos	2,710	-	-	2,710	26,294	-	-	26,294
Chilean pesos	186	-	-	186	42	-	-	42

Deferred tax liabilities	1,003,168	68,924	466,643	1,538,735	922,585	72,859	474,068	1,469,512
U.S. dollar	991,728	68,924	438,829	1,499,481	916,756	72,859	453,471	1,443,086
Brazilian real	1,154	-	27,814	28,968	1,048	-	20,597	21,645
Mexican pesos	5,057	-	-	5,057	4,781	-	-	4,781
Other currencies	5,229	-	-	5,229	-	-	-	-

Non-current current tax liabilities	4,635	-	-	4,635	-	-	-	-
Argentine pesos	4,635	-	-	4,635	-	-	-	-

Non-current provisions for employee benefits	81,088	-	-	81,088	77,634	-	-	77,634
Mexican pesos	1,405	-	-	1,405	1,211	-	-	1,211
Chilean pesos	79,683	-	-	79,683	76,423	-	-	76,423

Other non-current non-financial liabilities	37,185	20	-	37,205	36,579	433	-	37,012
U.S. dollar	1	-	-	1	-	-	-	-
Brazilian real	36,298	20	-	36,318	35,642	433	-	36,075
Argentine pesos	64	-	-	64	64	-	-	64
Chilean pesos	822	-	-	822	873	-	-	873

53

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
AltoVento SpA.	Chile	Chilean pesos
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
E2E SpA.	Chile	Chilean pesos
Inversiones Los Ángeles SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA.	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Parque Eólico Girasol SpA.	Chile	Chilean pesos
Parque Eólico El Jazmín SpA.	Chile	Chilean pesos
Parque Eólico El Trébol SpA.	Chile	Chilean pesos
Parque Eólico Hortensias SpA.	Chile	Chilean pesos
Parque Eólico Las Calas SpA.	Chile	Chilean pesos
Parque Eólico Las Dalias SpA.	Chile	Chilean pesos
Parque Eólico Las Fresias SpA.	Chile	Chilean pesos
Parque Eólico Lavanda SpA.	Chile	Chilean pesos
Parque Eólico Los Cardos SpA.	Chile	Chilean pesos
Parque Eólico Tulipanes SpA.	Chile	Chilean pesos
Tecverde S.A.	Brazil	Brazilian real

On January 1, 2025, Arauco Celulose do Brasil S.A. and Arauco MS Participações S.A. changed their functional currency from the Brazilian real to the U.S. dollar. In accordance with IAS 21, this change is based on the U.S. dollar becoming the currency that primarily reflects the economic environment in which the entity operates, particularly with respect to revenue, expenses, investments, and financing. The change has been applied prospectively from the aforementioned date, converting the balances of assets, liabilities, and equity at the exchange rate in effect on that date. This procedure had no effect on the results of the period or on the accumulated translation reserves.

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Canada Limited.	11,734	(9,093)	11,501	(2,520)
Arauco Do Brasil S.A.	37,392	(22,265)	16,955	(18,692)
Arauco Florestal Arapoti S.A. (*)	-	(8,229)	-	(6,140)
Arauco Forest Brasil S.A. (*)	-	25,210	-	(27,143)
Arauco Industria de Mexico, S.A de C.V	26,891	(27,490)	23,931	(31,581)
Arauco MS Participações S.A.	-	(89,864)	-	(27,164)
Arauco Participações Florestais Ltda.	5,667	-	2,385	-
Mahal Empreendimentos e Participações S.A.	9,914	-	2,805	-
Sonae Arauco S.A.	27,240	(6,667)	18,826	(1,585)
Others	(3,511)	(1,907)	271	(878)
Total reserve of exchange differences on translation	115,327	(140,305)	76,674	(115,703)

(*) In July 2024, these companies were sold.

Effect of foreign exchange rates changes

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(71,566)	(5,989)	(33,200)	2,488
Reserve of exchange differences on translation (with non-controlling interests)	(142,791)	(142,791)	(181,449)	(115,807)

54

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts.

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	5.01%	4.99%	4.94%	4.99%
Amount of the interest cost capitalized, property, plant and equipment	11,352	708	9,474	424

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

55

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

			Functional	% Ownership interest 06-30-2025			% Ownership interest 12-31-2024
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA	Chile	U.S. Dollar	-	98.64380	98.64380	-	98.64273	98.64273
77.630.618-5	Agrícola San Carlos SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA	Chile	U.S. Dollar	-	98.64380	98.64380	-	98.64273	98.64273
78.115.725-2	AltoVento SpA. (3)	Chile	Chilean Pesos	-	99.94839	99.94839	-	-	-
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99902	99.99902
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. Dollar	0.25001	99.74897	99.99898	0.25003	99.74895	99.99898
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian Real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	United Arab Emirates	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian Real	8.52667	91.47240	99.99907	8.52667	91.47240	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Porto Brasil S.A. (3)	Brazil	U.S. Dollar	-	99.99807	99.99807	-	-	-
-	Arauco Pulp Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83121	56.83121	-	56.83115	56.83115
76.869.577-0	E2E SpA	Chile	Chilean Pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64380	98.64380	-	98.64273	98.64273
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
78.013.822-K	Inversiones Los Ángeles SpA (1)	Chile	Chilean Pesos	100.00000	-	100.00000	-	-	-
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA	Chile	Chilean Pesos	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Global Limited.	United Kingdom	Pound Sterlin	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Inc.	United States	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
77.744.968-0	Parque Eólico Girasol SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.985.297-0	Parque Eólico El Jazmín SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
78.075.458-3	Parque Eólico El Trébol SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	-	-
77.945.814-8	Parque Eólico Hortensias SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.869.168-K	Parque Eólico Las Calas SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.744.909-5	Parque Eólico Las Dalias SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.744.915-K	Parque Eólico Las Fresias SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.945.827-K	Parque Eólico Lavanda SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.173.565-7	Parque Eólico Los Cardos SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
77.869.171-K	Parque Eólico Tulipanes SpA. (2)	Chile	Chilean Pesos	-	99.94839	99.94839	-	50.00000	50.00000
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde S.A.	Brazil	Brazilian Real	-	91.11312	91.11312	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. Dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1) Company acquired in January 2025.

(2) Companies acquired in April 2025.

(3) Companies founded in June 2025.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

56

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 of capital as of the date of these interim consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Salaries and bonuses	33,571	36,987	16,079	20,575
Per diem compensation to members of the Board of Directors	1,495	1,316	764	712
Termination benefits	1,241	1,656	600	765
Total	36,307	39,959	17,443	22,052

Related party receivables, current

		Nature of				06-30-2025	12-31-2024
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	-	2
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	-	-	2,574
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	-	-	67
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	924	-
Alxar Internacional SpA.	76.879.169-4	Common controlling parent	Chile	Chilean pesos	-	-	42
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	-	-	1
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	-	-	5,646
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	260	15
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	30 days	-	1,812
TOTAL						1,184	10,159

Related party payables, current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	8,035	6,196
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	497	342
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,322	-
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	-	526
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78.096.080-9	Common director of controlling parent	Chile	Chilean pesos	-	-	14
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	-	2
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	39	250
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	-	4
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	-	1,931	3,007
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	30 days	-	176
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	30 days	-	46
TOTAL						12,824	10,563

57

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Related party payables, non-current

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Maturity	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2054	7,814	4,971
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2027	7,581	7,581
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	11,332	13,655
TOTAL						26,727	26,207

Related party transactions

Purchases and other transactions

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	1,639	4,007
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	50,057	116,465
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	3,180	9,962
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	25,682	47,046
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director of controlling parent	Chile	Chilean pesos	Legal services	-	617
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Telephone services	-	656
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	-	422
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	312	747
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	81	215
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Waste management service and other purchases	217	336

Sales and other transactions

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction Descriptions	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Chartering services	219	73
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	-	841
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	13,966	23,420
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Leasings	-	469
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Other sales	121	241
EMOAC SpA	76.208.888-6	Common controlling parent	Chile	Chilean pesos	Electrical Power	968	800
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	Pulp	-	10,242

Other transactions (loans granted and capital contributions)

Name of related party	Tax ID No.	Nature of relationship	Country	Currency	Transaction descriptions	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	Capital contribution	3,297	11,395
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	Capital contribution	14,212	12,066
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	117	296
Sonae S.A.	-	Joint venture	Portugal	Euros	Capital contribution	-	26,240
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Capital contribution	5,745	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Borrowing capitalization	101	5,643

58

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of June 30, 2025 and December 31, 2024 are reported below:

On July 16, 2024, Arauco transferred all the shares and interests held by Arauco in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., which own assets mainly in the state of Paraná, Brazil. The sale price, which amounted to ThU.S.$ 1,168,161, was paid on that date. Subsequently, on October 17, 2024, an additional payment was made of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The sales of the above-mentioned subsidiaries and associate resulted in the reclassification of loss on reserve of exchange differences on translation for ThU.S.$500,102 (net of deferred taxes in the amount of ThU.S.$135,171) from other comprehensive income to the statements of profit and loss as part of the gain on sales of subsidiaries and associate in other income.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of June 30, 2025 and December 31, 2024, these are the main movements of investments in associates to report:

In March 2025, Arauco made a capital contribution to Inversiones Puerto Coronel S.A. through the capitalization of loans receivable from Compañía Puerto de Coronel S.A., in the amount of ThUS$5,745.

As of June 30, 2025, Arauco made a capital contributions to Falcão MS SPE S.A. in the amount of ThR$ 18,375 (equivalent to ThU.S.$ 3,297), through its subsidiary in Brazil, Arauco Participações Florestais Ltda. In 2024, Arauco also contributed capital to Falcão MS SPE S.A. in the amount of ThR$ 63,488 (equivalent to ThU.S.$ 11,395).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	06-30-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 43,144	ThU.S.$ 35,111

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	06-30-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 409	ThU.S.$ 310

59

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	06-30-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	06-30-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ -

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	06-30-2025	12-31-2024
Carrying amount accounted for using equity method	ThU.S.$ 39,315	ThU.S.$ 41,352

	06-30-2025	12-31-2024
Total investments in associates accounted for using equity method	ThU.S.$ 82,877	ThU.S.$ 76,782

Summarized financial information of associates

06-30-2025	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	11,489	7,206	-	18,897	10	37,602
Non-current assets of associates	88,106	2,435	-	158,941	62	249,544
Total of associates	99,595	9,641	-	177,838	72	287,146
Current liabilities of associates	11,543	5,996	-	28,179	-	45,718
Non-current liabilities of associates	-	1,602	-	53,576	35	55,213
Equity	88,052	2,043	-	96,083	37	186,215
Total of associates	99,595	9,641	-	177,838	72	287,146

06-30-2025
Income	-	2,360	-	6,639	-	8,999
Other income / expenses	6,860	(1,957)	-	(703)	-	4,200
Net profit or loss (continuing operations) of associates	6,860	403	-	5,936	-	13,199
Other comprehensive income	(970)	-	-	-	-	(970)
Comprehensive income	5,890	403	-	5,936	-	12,229
Dividends received	-	-	-	6,022	-	6,022

12-31-2024	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Florestal Vale do Corisco S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	4,616	-	10,574	10	15,201
Non-current assets of associates	72,041	2,465	-	145,212	62	219,780
Total of associates	72,042	7,081	-	155,786	72	234,981
Current liabilities of associates	54	3,838	-	11,667	-	15,559
Non-current liabilities of associates	-	1,693	-	59,474	35	61,202
Equity	71,988	1,550	-	84,645	37	158,220
Total of associates	72,042	7,081	-	155,786	72	234,981

06-30-2024
Income	-	2,295	4,909	6,813	-	14,017
Other income / expenses	(17,908)	(2,529)	(2,288)	(828)	-	(23,553)
Net profit or loss (continuing operations) of associates	(17,908)	(234)	2,621	5,985	-	(9,536)
Other comprehensive income	2,135	-	-	-	-	2,135
Comprehensive income	(15,773)	(234)	2,621	5,985	-	(7,401)
Dividends received	-	-	871	-	-	871

60

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance as of January 1	406,611	423,611
Changes
Investment in associates, additions (1)	9,042	11,395
Investment in joint ventures, additions (2)	14,329	38,607
Share of profit (loss) in investment in associates	(1,222)	(24,075)
Share of profit (loss) in investment in joint ventures	(4,629)	(23,142)
Dividends received	(7,272)	(3,000)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	32,949	(22,658)
Acquisitions through business combinations (3)	(5)	-
Other increase (decrease) in investment in associates and joint ventures	(6,186)	5,873
Total changes	37,006	(17,000)
Closing balance	443,617	406,611

During the year 2025, the following contributions have been made:

(1) In March, Celulosa Arauco y Constitución S.A. made capital contributions to the company Inversiones Puerto Coronel S.A. through the capitalization of loans receivable with Compañía Puerto de Coronel S.A. for ThU.S.$ 5,745.

-Arauco Participações Florestais Ltda. made capital contributions to the company Falcão MS SPE S.A. for ThR$ 18,375 that is equivalent to ThU.S.$ 3,297 for 18,375,000 shares.

(2) Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 14,212.

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 110,000 equivalents to ThU.S.$ 117.

(3) Forestal Arauco S.A., acquired the remaining 50% of the shares in the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico El Trébol SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., the payment was for Th$ 500 equivalent to ThU.S.$ 0.5 for 500 shares in each entity.

During the year 2024, the following contributions have been made:

(1) Arauco Participações Florestais Ltda. Made a capital contribution to Falcão MS SPE S.A., for ThR$ 63,488 that is equivalent to ThU.S.$ 11,395 for 63,488,424 shares.

(2) Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 12,066.

-Forestal Arauco S.A., made capital contributions to the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico Margaritas SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., for Th$ 500 that was equivalent to ThU.S.$ 0.5 for 500 shares in each entity.

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 285,000 equivalents to ThU.S.$ 296, corresponding to 285 shares.

-Arauco Wood Limited, made capital contributions to Sonae Arauco S.A. for Th€ 25,000 that is equivalent to ThU.S.$ 26,240 for 714,286 shares.

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	82,877	76,782
Carrying amount of investments in joint ventures accounted for using equity method	360,740	329,829
Total investment accounted for using equity method	443,617	406,611

61

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of June 30, 2025 and December 31, 2024 are reported below:

On January 1, 2025, a corporate reorganization was carried out through the merger by absorption by Eufores S.A. of the companies Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada, prior to the sale by Forestal Cono Sur S.A. to Eufores S.A. of all of its shares in Taurion Asociación Agraria de Responsabilidad Limitada and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.

During 2025, Arauco made contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 14,212 through its subsidiary Forestal Arauco S.A. In 2024, Arauco made capital contributions to the company for a total amount of ThU.S.$ 12,066.

On December 18, 2024, Arauco made a capital contribution to the company Sonae Arauco S.A. for Th€ 25,000 (equivalent to ThU.S.$ 24,240 on the payment date), through its subsidiary in the United Kingdom, Arauco Wood Limited, maintaining 50% of control through a joint agreement.

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (entities classified as Arauco’s joint operation in Uruguay), acquired all shares and social rights of four companies owned by Global Timber Spain SLU and Global Timber International LLC. The acquired companies are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada. Collectively, these companies own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus trees. The price agreed for this operation amounted to ThU.S.$ 80,287 and the amount paid during the period was ThU.S.$ 72,038.

On March 6, 2024, Arauco made a capital contribution to Eufores S.A., a company that is part of the joint operation in Uruguay, for a total of ThU.S.$ 60,000, through its subsidiary Inversiones Arauco Internacional Ltda., maintaining 50% of control as a joint agreement. These funds were invested in the acquisition of the above-mentioned companies.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

62

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A.	06-30-2025		12-31-2024
(Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	436,265	54,015	406,706	41,608
Non-current	1,886,814	121,841	1,915,522	125,452
Equity	-	2,147,223	-	2,155,168
Total joint arrangement	2,323,079	2,323,079	2,322,228	2,322,228
Investment	1,073,613		1,077,584

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	466,400	459,448
Expenses	(327,595)	(330,637)
Joint arrangement net income (loss)	138,805	128,811

Forestal Cono Sur S.A. (consolidated)	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	83,196	6,739	55,490	5,971
Non-current	133,022	1,342	157,848	8,584
Equity	-	208,137	-	198,783
Total joint arrangement	216,218	216,218	213,338	213,338
Investment	104,070		99,392

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	27,019	6,613
Expenses	(17,663)	(3,967)
Joint arrangement net income (loss)	9,356	2,646

Eufores S.A. (consolidated)	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	184,624	265,090	176,029	248,064
Non-current	1,201,520	114,592	1,151,591	144,326
Equity	-	1,006,462	-	935,230
Total joint arrangement	1,386,144	1,386,144	1,327,620	1,327,620
Investment	503,230		467,615

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	160,937	150,154
Expenses	(93,703)	(120,719)
Joint arrangement net income (loss)	67,234	29,435

Zona Franca Punta Pereira S.A.	06-30-2025		12-31-2024
(Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,947	83,470	8,407	88,462
Non-current	414,685	-	419,279	-
Equity	-	338,162	-	339,224
Total joint arrangement	421,632	421,632	427,686	427,686
Investment	169,081		169,612

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	11,129	10,901
Expenses	(12,191)	(12,551)
Joint arrangement net income (loss)	(1,062)	(1,650)

63

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

Eka Chile S.A.	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	14,861	3,989	14,277	3,643
Non-current	40,944	5,148	41,071	5,227
Equity	-	46,668	-	46,478
Total joint arrangement	55,805	55,805	55,348	55,348
Investment	23,334		23,239

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	25,432	26,435
Expenses	(22,742)	(23,027)
Joint arrangement net income (loss)	2,690	3,408
Other comprehensive income	-	-
Comprehensive income	2,690	3,408
Dividends	1,250	1,500

Sonae Arauco S.A.	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	305,338	227,699	254,698	244,912
Non-current	804,571	421,062	701,355	288,452
Equity	-	461,148	-	422,689
Total joint arrangement	1,109,909	1,109,909	956,053	956,053
Net assets	213,003		192,764
Net asset adjustment (goodwill)	17,571		18,581
Investment	230,574		211,345

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	490,105	490,516
Expenses	(503,723)	(500,271)
Joint arrangement net income (loss)	(13,618)	(9,755)
Other comprehensive income	-	-
Comprehensive income	(13,618)	(9,755)
Dividends	-	-

Agrícola El Paque SpA.	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	525	463	318	152
Non-current	4,842	857	4,323	602
Equity	-	4,047	-	3,887
Total joint arrangement	5,367	5,367	4,641	4,641
Investment	2,024		1,944

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	182	17
Expenses	(284)	(56)
Joint arrangement net income (loss)	(102)	(39)
Other comprehensive income	-	-
Comprehensive income	(102)	(39)
Dividends	-	-

Parque Eólico Ovejera del Sur SpA.	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	199	765	231	545
Non-current	3,431	205	2,806	192
Equity	-	2,660	-	2,300
Total joint arrangement	3,630	3,630	3,037	3,037
Investment	1,330		1,150

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(28)	(70)
Joint arrangement net income (loss)	(28)	(70)
Other comprehensive income	-	-
Comprehensive income	(28)	(70)
Dividends	-	-

64

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Agrícola San Gerardo SpA.	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,004	701	1,036	126
Non-current	4,630	1,928	4,391	1,862
Equity	-	3,005	-	3,439
Total joint arrangement	5,634	5,634	5,427	5,427
Investment	1,503		1,720

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	474	134
Expenses	(1,029)	(220)
Joint arrangement net income (loss)	(555)	(86)
Other comprehensive income	-	-
Comprehensive income	(555)	(86)
Dividends	-	-

Agrícola Fresno SpA	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	14,892	25,980	2,763	17,987
Non-current	165,954	4,036	138,270	3,757
Equity	-	150,830	-	119,289
Total joint arrangement	180,846	180,846	141,033	141,033
Investment	75,415		59,645

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	4,420	155
Expenses	(1,304)	(658)
Joint arrangement net income (loss)	3,116	(503)
Other comprehensive income	-	-
Comprehensive income	3,116	(503)
Dividends	-	-

TreeCo Inc.	06-30-2025		12-31-2024
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	4,473	592	2,485	202
Non-current	12,093	-	14,434	-
Equity	-	15,974	-	16,717
Total joint arrangement	16,566	16,566	16,919	16,919
Investment on equity	8,167		8,547
Goodwill	39,577		39,576
	47,744		48,123

	06-30-2025	06-30-2024
	ThU.S.$	ThU.S.$
Income	-	-
Expenses	(743)	(37)
Joint arrangement net income (loss)	(743)	(37)
Other comprehensive income	-
Comprehensive income	(743)	(37)
Dividends	-

65

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in prior years, leaving a balance of ThU.S.$ 3,639 as of June 30, 2025 (ThU.S.$ 3,639 as of December 31, 2024).

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of cellulose pulp, which to date is ThU.S.$ 126,921. (ThU.S.$ 126,921 as of December 31, 2024).

The assumptions included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023, the decision to suspend the manufacturing pulp process at the Licancel mill (Chile) was informed. In 2023, an impairment provision was recognized for a total of ThU.S.$ 61,039, which includes Property, plant and equipment and Inventory of spare parts. In 2025, reversals and write-offs were made to the provision of ThU.S.$ 1,506 and ThU.S.$ 57,955 respectively, leaving a balance of ThU.S.$ 1,578 at the end of June 2025 (Thu.S.$ 61,039 as of December 31, 2024).

In the second half of 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserradero Horcones II in Chile, which is part of the wood product segment, due to supply issues, rising costs and decreased availability of raw materials. As of June 30, 2025, the balance of this provision remains.

In 2024, an impairment provision of ThU.S.$ 7,272 was recognized corresponding to the indefinite suspension of operations of the Aserradero El Colorado in Chile, which is part of the wood product segment. As of June 30, 2025, the balance of this provision remains.

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with Line MDF1 of the Trupán-Cholguán complex, which is part of the wood product segment, it is developing a project to modernize and renovate parts of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products. As of June 30, 2025, the balance of this provision remains.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note. During 2024, the provision was written off and reversed during 2025, leaving the provision at zero as of June 30, 2025.

As of December 31, 2024, impairment provisions associated with sales and recoveries from property, plant and equipment of United States subsidiary were reversed for a total of ThU.S.$ 13,816 leaving a balance of ThU.S.$8,027 by the end of June 2025.

As of June 30, 2025, an impairment provision of ThU.S.$ 2,183 was recognized for property, plant and equipment related to the production line PB L2 of the Durango industrial complex in Mexico, belonging to the wood segment.

66

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

As of June 30, 2025, an impairment provision of ThU.S.$ 1,323 was recognized for property, plant and equipment related to the production line PB L1 of the Zitácuaro industrial complex in Mexico, which is developing a new MDF production line, belonging to the wood segment.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

Changes in CGUs impairment provision	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance	365,504	401,527
Impairment loss recognized in profit or loss	5,321	15,684
Reversal of impairment loss recognized in profit or loss	(59,665)	(38,087)
Increase (decrease) in foreign exchange	5,705	(13,620)
Closing balance	316,865	365,504

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

Changes in impairment provision from impaired assets	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening balance	31,578	31,933
Impairment loss recognized in profit or loss	207	2,840
Reverse of impairment recognized loss in profit or loss	(1,146)	(2,493)
Increase (decrease) in foreign exchange	413	(702)
Closing balance	31,052	31,578

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$ 52,785 (ThU.S.$ 51,325 on December 31, 2024), as shown below:

	06-30-2025	12-31-2024
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,661	40,554
Arauco do Brasil S.A. (Pien mill)	11,392	10,039
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	52,785	51,325

	06-30-2025	12-31-2024
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	51,325	55,891
Impairment	-	(1,359)
Increase (decrease) in foreign exchange	1,460	(3,207)
Closing balance	52,785	51,325

Of the total of goodwill, ThU.S.$ 40,661 (ThU.S.$ 40,554 as of December 31, 2024) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7.5%, which reflects current market assessments for the wood products segment in North America.

67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

As of June 30, 2025, Arauco recorded a goodwill balance of ThU.S.$ 11,392 (ThU.S.$10,039 as of December 31, 2024), associated with the cash-generating unit of the MDF line, in connection with its investment in the panel plant in Pien, Brazil.

The recoverable amount for the group of cash-generating units of the Pien mill was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of June 30, 2025 and December 31, 2024, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Do Brasil S.A. for the group of cash-generating units did not exceed their recoverable value, except for ThU.S.$ 1,359 of impairment of goodwill and ThU.S.$ 5,867 of impairment of assets associated exclusively with the MDP line of cash-generating unit of the Pien mill recognized in 2024. As of June 30, 2025, no impairment indicators were identified.

68

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.

On August 13, 2018, the Truck Owners Association of Constitución (hereinafter, "ASODUCAM", for its acronym in Spanish) filed a joint claim against Forestal Arauco S.A. (FASA), Servicios Logísticos Arauco S.A. (SLASA), Celulosa Arauco y Constitución S.A. (CASA) and Maderas Arauco S.A. (MASA) before the Civil Court of Constitución, seeking contractual performance and compensation of damages.

The lawsuit is based on alleged breaches of agreements for the allocation, distribution, and supply of cargo volumes dating back to 2001 and 2005, initially entered into by ASODUCAM’s associates with FASA and later supposedly with SLASA, in favor of the other two respondents, CASA and MASA. The claim seeks the compulsory performance of the contract and for the respondents to be ordered to pay jointly and severally the sum of CLP$ 575,000,000 (ThU.S.$ 616 as of June 30, 2025) as compensation for damages, and, in the alternative, the payment of: (a) CLP$ 11,189,270,050 (ThU.S.$ 11,987 as of June 30, 2025) for consequential damages; (b) $11,189,270,050 per month (ThU.S.$ 11.97 as of June 30, 2025) throughout the course of the proceedings, until the contract is declared terminated in the final ruling, for lost profits, and (c) CLP$ 5,000,000,000. (ThU.S.$ 5,357 as of June 30, 2025) for non-monetary damages.

Five years after the claim was filed, on September 7, 2023, ASODUCAM amended its lawsuit, withdrawing it with respect to SLASA.

On February 5, 2024, CASA and MASA filed a motion to dismiss the case, on grounds of a settlement that was reached between the parties in the aforementioned proceedings before the Supreme Court, Court Case No. 31.570-2022. In lieu thereof, the claim was answered.

The discussion and settlement stages of the case have already concluded. On March 28, 2025, the court issued a ruling initiating the evidentiary stage, which was challenged by CASA, MASA, and FASA through motions for reconsideration with a secondary appeal.

Finally, on June 13, 2025, the Court ordered the suspension of the proceedings, in light of an injunction issued by the Court of Appeals of Talca, in the context of the enforcement proceedings of the aforementioned settlement reached with ASODUCAM, a case that is being processed by the Civil Court of Constitución under docket number C-688/2025.

Considering that the position of the defendant companies is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result, and that is why, as of June 30, 2025, Arauco has not established any provision for this contingency.

Forestal Arauco S.A.

On July 7, 2015, Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), They request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

Upon conclusion of the discussion period, on September 2, 2022, the Company filed a motion for abandonment of proceedings, the resolution of which is still pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result, and that is why, as of June 30, 2025, Arauco has not established any provision for this contingency.

Forestal Cholguán S.A.

On January 28, 2025, Luis Cabezas Roa filed a claim for damages against Forestal Cholguán S.A. before the 20th Civil Court of Santiago (C-16652-2025), seeking damages compensation in the amount of CLP$ 9,723,900,000 pesos (ThU.S.$ 10,417 as of June 30, 2025).

The plaintiff alleges that, as a result of an injunction ordering the immediate suspension of construction works decreed in case docket No. C-122-2021 by the Civil Court of Laja, regarding a new construction works complaint filed by Forestal Cholguán S.A., which was rejected by said court and subsequently confirmed by the Court of Appeals of Concepción, Mr. Luis Cabezas Roa was purportedly prevented from exercising his legitimate rights over the property in question, thus allegedly causing him various types of damages. Specifically, the plaintiff is seeking payment of CLP$ 9,333,900,000 for loss of profits (ThU.S.$ 10,000 as of June 30, 2025), CLP$ 140,000,000 for consequential damages (ThU.S.$ 150 as of June 30, 2025) and CLP$ 250,000,000 for non-monetary damages (ThU.S.$ 268 as of June 30, 2025).

On July 30, 2025, a settlement hearing was held, which was deemed unsuccessful. The court resolution initiating the evidentiary stage is yet to be served to the parties.

Since the Company's position is supported by sound legal arguments, there is a reasonable likelihood of obtaining a favorable outcome; therefore, as of June 30, 2025, Arauco has not made any provision for this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

70

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure was under administratively and judicially discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a resolution by which it admitted a precautionary measure requested by the Company, ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to ThU.S.$ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. In the same file of judicial challenge of Note 145/05, the Company included a request for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim was being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice of the Nation. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. In its ruling issued on June 13, 2024, the Supreme Court declared both motions inadmissible, thus ratifying the legality of Note 145/05. The Company’s legal advisors are of the opinion that since the Enforcement Authority did not establish that Arauco was not entitled to the exemption (neither in Note 145/05, nor in any subsequent administrative act), and to the extent that the committed forestry projects are declared completed, the sums paid as precautionary export duties should be returned to the Company, not based on the illegality of Note 145/05, but rather on the effective enjoyment of the received benefits.

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 362 as of June 30, 2025) in favor of the Secretary of Agriculture, Livestock and Fishing.

Moreover, the Company has submitted annual forestry plans covering the period from 2007 to 2023 for its plantations located in the Provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fisheries issued Resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for the year 2007. Additionally, said agency, through Resolution No. 2019-114-APN-SECAGYP#MPYT, dated June 12, 2019, approved the 2009 annual forestry plan and, through resolution No. 2019-228-APN-SECAGYP#MPYT, dated November 29, 2019, approved the 2008 annual forestry plan. For this reason, Arauco Argentina S.A. will be able to compute the income tax exemption corresponding to the forest appraisal on the plantations harvested from the land included in those plans as from fiscal year 2019.

71

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first administrative level resolution, which partially confirmed the sanction. Against this resolution, a voluntary appeal to revoke the Notice of Infringement was filed before the Administrative Council of Fiscal Resources of Brazil (in Portuguese, Conselho Administrativo de Recursos Fiscais or “CARF”), which is the second level.

On May 16, 2017, the CARF issued its decision on the matter, and confirmed certain arguments presented by the Company regarding the premium, although it decided preserving additional charges. On September 27, 2018, Arauco do Brasil S.A was notified of the CARF’s decision, and the Company then filed a motion for clarification to clarify certain elements of the CARF’s decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, set a deadline to file the last appeal within the administrative scope (“Special Appeal”). This Special Appeal was lodged before the CARF High Chamber of Fiscal Resources (in Portuguese, Camara Superior de Recursos Fiscais or “CSRF”) on February 11, 2019, reiterating the allegations put forth by the Company’s defense regarding the issues and charges that remained outstanding in the process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34,505,176 (equivalent to ThU.S.$ 6,323 as of June 30, 2025). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$ 3,674,892 (ThU.S.$ 673 as of June 30, 2025) and (b) payment of 70% of fiscal losses, totaling R$ 8,574,747 (ThU.S.$ 1,571 as of June 30, 2025).

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 7,727 as of June 30, 2025). Arauco do Brasil filed the Tax Debt Annulment Action.

72

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 4,866 as of June 30, 2025). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 2,861 as of June 30, 2025).

On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

On September 27, 2024 the case was included in the agenda for judgment on October 15, 2024. The trial of the case was suspended due to a request for review by one of the judges of the court.

On November 11, 2024, Arauco's appeal was denied, the Federal Reserve's appeal was granted and the court of second instance restored the total amount disputed in the annulment lawsuit, the estimated amount of which is R$ 46,237,171 (ThU.S.$ 8,473 as of June 30, 2025). The deadline for filing an appeal against the second instance decision is currently open.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of June 30, 2025, Arauco has not established any provision for this contingency.

2) In 2013, a service provider (Emontcontrau) instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of R$ 84 million (ThU.S.$ 15,393 as of June 30, 2025) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 7,870 as of June 30, 2025) was fully reversed.

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco.

73

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

In October 2023, the special appeal was rejected. In November 2023, the contractor firm lodged an appeal, seeking admissibility, but in April 2024 said appeal was not admitted.

In May 2024, opposing counsel filed a new appeal seeking a review of their main appeal by the Superior Court of Law. This appeal is still pending.

A ruling on the appeal filed by opposing counsel is still pending.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 4,519 as of June 30, 2025), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 14,643 as of June 30, 2025); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 162 as of June 30, 2025); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S.$ 18,165 as of June 30, 2025), $ 66,250,020 (ThU.S.$ 3,515 as of June 30, 2025), $ 46,389,980 (ThU.S.$ 2,461 as of June 30, 2025) and $ 11,457,000 Mexican pesos (ThU.S.$ 608 as of June 30, 2025), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 445,712,085 Mexican pesos (ThU.S.$ 23,647 as of June 30, 2025).

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of June 30, 2025, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of June 30, 2025 and December 31, 2024 are as follows:

	06-30-2025	12-31-2024
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	2,136	1,837
Provisions for litigations	196	499
Other short-term provisions	1,940	1,338
Long-term provisions, non-Current	32,929	33,121
Provisions for litigations	29,073	29,265
Other long-term provisions	3,856	3,856
Total provisions	35,065	34,958

74

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2025
Movements in provisions	Litigations	Other Provisions	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,764	5,194	34,958
Changes in provisions
Additional provisions	642	579	1,221
Used provisions	(702)	(129)	(831)
Unused provision reversed	(373)	-	(373)
Increase (decrease) in foreign exchange	(61)	152	91
Other increases (decreases)	(1)	-	(1)
Total changes	(495)	602	107
Closing balance	29,269	5,796	35,065

	12-31-2024
Movements in provisions	Litigations (*)	Other Provisions (**)	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,091	3,465	32,556
Changes in provisions
Additional provisions	3,763	4,667	8,430
Used provisions	(1,834)	(2,310)	(4,144)
Increase (decrease) in foreign exchange	(1,261)	(628)	(1,889)
Other increases (decreases)	5	-	5
Total changes	673	1,729	2,402
Closing balance	29,764	5,194	34,958

(*) The increase in litigations is mainly made up of ThU.S.$ 3,673 by subsidiaries in Argentina and Brazil for civil and labor lawsuits.

(**) The increase in Other Provisions corresponds mainly to the deferred subsidy of one subsidiary in Brazil. In addition, the decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 of Arauco mill.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

75

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	06-30-2025	12-31-2024
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	54,955	55,980
Intangible assets under development (IT programs)	1,291	1,025
Computer software	15,814	17,866
Water rights	4,216	4,338
Customer relationship	12,178	14,367
Other identifiable intangible assets	21,456	18,384
Classes of intangible assets, gross	235,741	230,158
Intangible assets under development (IT programs)	1,291	1,025
Computer software	128,537	127,944
Water rights	4,216	4,338
Customer relationship	75,014	73,888
Other identifiable intangible assets	26,683	22,963
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(180,786)	(174,178)
Accumulated amortization and impairment, intangible assets	(180,786)	(174,178)
Computer software	(112,723)	(110,078)
Customer relationship	(62,836)	(59,521)
Other identifiable intangible assets	(5,227)	(4,579)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	06-30-2025
Reconciliation of intangible assets	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,025	17,866	4,338	14,367	18,384	55,980
Changes
Additions	351	759	-	-	3,252	4,362
Disposals	(13)	(5)	(122)	-	-	(140)
Amortization	-	(3,139)	-	(2,462)	(207)	(5,808)
Increase (decrease) in foreign exchange	(13)	237	-	273	27	524
Increase (decrease) though transfers	-	37	-	-	-	37
Other increases (decreases)	(59)	59	-	-	-	-
Changes total	266	(2,052)	(122)	(2,189)	3,072	(1,025)
Closing balance	1,291	15,814	4,216	12,178	21,456	54,955

	12-31-2024
Reconciliation of intangible assets	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,234	4,999	19,457	17,948	66,431
Changes
Additions	1,099	3,298	-	-	1,422	5,819
Disposals	(7)	(108)	(661)	-	-	(776)
Amortization	-	(8,234)	-	(4,925)	(550)	(13,709)
Increase (decrease) in foreign exchange	-	(440)	-	(165)	(436)	(1,041)
Increase (decrease) though transfers	(670)	-	-	-	-	(670)
Other increases (decreases)	(2,190)	2,116	-	-	-	(74)
Changes total	(1,768)	(3,368)	(661)	(5,090)	436	(10,451)
Closing balance	1,025	17,866	4,338	14,367	18,384	55,980

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

76

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of June 30, 2025, Arauco had a total surface of 1.7 million hectares of which 945.5 thousand hectares are used for forestry planting, 489.9 thousand hectares are native forest, 115.1 thousand hectares are used for other purposes and 147.2 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment, Forest plantations are presented in Biological Assets.

For the six month period ended as of June 30, 2025, the production volume of logs totaled 9.1 million m3 (10.5 million m3 as of June 30, 2024).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the interim consolidated statements of profit or loss under the line item other income per function, as of June 30, 2025 amounted to ThU.S.$ 31,858 (ThU.S.$ 25,767 as of June 30, 2024). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of June 30, 2025 amounted to ThU.S.$ 80,628 (ThU.S.$ 142,925 as of June 30, 2024).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

77

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

- The discount rates used are 6.4% in Chile, 22.6% in Argentina, 8.3% Brazil and 8% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth the sensitivity to changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(108,878)
	-0.5	116,523
Margins (%)	10	406,749
	-10	(406,749)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these interim consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of June 30, 2025, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

78

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current	310,301	315,500
Non-current	2,784,048	2,747,894
Total	3,094,349	3,063,394

Reconciliation of carrying amount of biological assets

	06-30-2025
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	315,500	2,747,894	3,063,394
Changes in real incurred cost	769	95,989	96,758
Additions through acquisition	-	190,603	190,603
Sales	(13)	(2,647)	(2,660)
Harvest	(73,519)	-	(73,519)
Increases (decreases) in foreign exchange	26	-	26
Loss of forest due to fires	-	(17,638)	(17,638)
Transfers from non-current to current	74,275	(74,275)	-
Other increases (decreases)	-	(54)	(54)
Changes in fair value	(5,968)	(59,835)	(65,803)
Gain (losses) arising from changes in fair value minus sale costs	208	31,650	31,858
Sales	12	(6,293)	(6,281)
Harvest	(89,614)	-	(89,614)
Increases (decreases) in foreign exchange	(92)	-	(92)
Loss of forest due to fires	-	(1,328)	(1,328)
Transfers from non-current to current	83,518	(83,518)	-
Other increases (decreases)	-	(346)	(346)
Total changes	(5,199)	36,154	30,955
Closing balance	310,301	2,784,048	3,094,349

	12-31-2024
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	16,970	149,293	166,263
Additions through acquisition	-	380,414	380,414
Increases (decreases) due to business combination	-	21,880	21,880
Sales	(27)	(6,481)	(6,508)
Harvest	(140,381)	-	(140,381)
Increases (decreases) in foreign exchange	(4,268)	(58,983)	(63,251)
Loss of forest due to fires	-	(25,633)	(25,633)
Transfers from non-current to current	161,646	(161,646)	-
Other increases (decreases)	-	(258)	(258)
Changes in fair value	(72,427)	(53,021)	(125,448)
Gain (losses) arising from changes in fair value minus sale costs	-	117,316	117,316
Sales	-	(7,946)	(7,946)
Harvest	(241,617)	-	(241,617)
Increases (decreases) in foreign exchange	(6,739)	13,219	6,480
Loss of forest due to fires	-	715	715
Transfers from non-current to current	175,929	(175,929)	-
Other increases (decreases)	-	(396)	(396)
Total changes	(55,457)	96,272	40,815
Closing balance	315,500	2,747,894	3,063,394

79

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of June 30, 2025 and December 31, 2024 Arauco had made and / or had committed the following disbursements in major environmental projects:

80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

		Disbursements undertaken 2025				Committed Disbursements
06-30-2025		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	-	Assets	Properties, plants and equipments	511	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,576	Assets	Properties, plants and equipments	1,090	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,104	Assets	Properties, plants and equipments	6,712	2025
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	7,301	Expense	Operating costs	9,521	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	7,632	Expense	Operating costs	9,733	2025
Arauco do Brasil S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	253	Assets	Properties, plants and equipments	243	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	462	Assets	Properties, plants and equipments	521	2025
Arauco Celulose do Brasil S.A.	Environmental improvement studies	In process	201	Expense	Operating costs	1,803	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	1,214	Expense	Operating costs	934	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	212	Expense	Operating costs	106	2025
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	500	Assets	Properties, plants and equipments	2,00	2025
Arauco Industria de México, S,A, de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	269	Expense	Operating costs	-	2025
Arauco North America, Inc	Environmental improvement studies	In process	93	Assets	Properties, plants and equipments	211	2025
		TOTAL	21,817			33,385

		Disbursements undertaken 2024				Committed Disbursements
12-31-2024		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	104	Assets	Properties, plants and equipments	1,222	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	-	Assets	Properties, plants and equipments	511	2025
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,516	Assets	Properties, plants and equipments	5,070	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,256	Assets	Properties, plants and equipments	8,816	2025
Celulosa Arauco y Constitución S.A.	Environmental improvement studies	In process	16,822	Expense	Operating costs	-	2025
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,365	Expense	Operating costs	-	2025
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,799	Assets	Properties, plants and equipments	270	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Properties, plants and equipments	553	2025
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	223	Expense	Operating costs	127	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	2,372	Expense	Operating costs	1,881	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	496	Expense	Operating costs	41	2025
Celulosa y Energía Punta Pereira S,A,	Expansion of solid industrial waste dumpsite for management of these in the future	In process	150	Assets	Properties, plants and equipments	2,500	2025
Arauco Industria de México, S,A, de C,V,	Expansion of solid industrial waste dumpsite for management of these in the future	In process	803	Expense	Operating costs	-	2025
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	50,523			20,991

81

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale were all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares of this associate.

On July 16, 2024, Arauco transferred all shares and interests held in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., entities owning assets primarily located in the state of Paraná, Brazil. The sale price, which amounted to ThU.S.$ 1,168,161, amount that was fully paid on that date. Subsequently, on October 17, 2024, an additional payment of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests did not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

Assets classified as held for sale	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Property, plant and equiment	6,717	3,767
Assets classified as held for sale	6,717	3,767

As of June 30, 2025, the Company recognized a debit to earnings of ThU.S.$ 13,981 and a credit to reserve of exchange differences on translation of ThU.S.$ 2,187 for the update of net deferred taxes recognized in connection with the sale agreement. These deferred taxes reflect the difference between the financial and tax value of the companies to be sold, which were not recorded in accordance with IAS 12. These deferred taxes were subsequently allocated to the tax result that was generated at the closing of the sale of the aforesaid investments.

82

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of June 30, 2025 and December 31, 2024, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	06-30-2025		12-31-2024
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss	125,372	125,372	70,330	70,330
Derivative	7	7	31	31
Mutual funds (1)	125,365	125,365	70,299	70,299

Financial assets at amortized cost	1,920,369	1,920,369	2,165,579	2,165,579
Cash and cash equivalents	956,877	956,877	1,001,261	1,001,261
Cash	620,530	620,530	642,111	642,111
Time deposits	318,290	318,290	359,150	359,150
Resale agreements	18,057	18,057	-	-
Accounts receivable (net)	952,913	952,913	1,120,442	1,120,442
Trade receivables	680,593	680,593	898,717	898,717
Lease receivable	97,609	97,609	67,687	67,687
Sundry debtors	36,552	36,552	20,206	20,206
Other receivables	61,142	61,142	70,367	70,367
Prepayments	77,017	77,017	63,465	63,465
Accounts receivable from related parties	1,184	1,184	10,159	10,159
Other financial assets	9,395	9,395	33,717	33,717

Hedging assets at fair value through equity	473,669	473,669	8,959	8,959

Financial liabilities at amortized cost (2)	8,207,047	8,016,146	7,414,740	6,799,888
Bonds issued denominated in U.S. dollars	3,398,792	3,167,129	2,898,249	2,638,226
Bonds issued denominated in U.F. (3)	1,964,897	1,957,904	1,819,427	1,404,819
Bank borrowings in U.S. dollars	616,915	654,127	626,169	673,243
Bank borrowings in other currencies	537,471	548,014	524,854	537,559
Lease liabilities	853,623	853,623	727,990	727,990
Trade and other payables	795,798	795,798	781,281	781,281
Accounts payable to related parties	39,551	39,551	36,770	36,770

Financial liabilities at fair value through profit or loss	13	13	12	12

Hedging liabilities at fair value through equity	62,058	62,058	201,906	201,906

Other financial liabilities at amortized cost (4)	43,340	43,340	-	-

(1) Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2) Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(3) The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

(4) “Other financial liabilities” corresponds mainly to the balance due for margin calls associated with transactions with derivative financial instruments.

83

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of June 30, 2025 and December 31, 2024, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs),

	06-30-2025	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	7	-	7	-
Mutual Funds	125,365	125,365	-	-

Hedging assets through equity	473,669	-	473,669	-

Financial liabilities through profit or loss	13	-	13	-

Hedging liabilities through equity	62,058	-	62,058	-

	12-31-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	31	-	31	-
Mutual Funds	70,299	70,299	-	-

Hedging assets through equity	8,959	-	8,959	-

Financial liabilities through profit or loss	12	-	12	-
Hedging liabilities through equity	201,906	-	201,906	-

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

84

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of June 30, 2025 and December 31, 2024:

	06-30-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	19,739	76,970	96,709	801,088	1,215,775	3,250,117	5,266,980	5,363,689
Bank borrowings	39,229	280,289	319,518	687,542	147,326	-	834,868	1,154,386
Swap and Forward	1,062	-	1,062	61,009	-	-	61,009	62,071
Other financial liabilities	-	43,340	43,340	-	-	-	-	43,340
Total other financial liabilities (a)	60,030	400,599	460,629	1,549,639	1,363,101	3,250,117	6,162,857	6,623,486

	06-30-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	12,837	46,839	59,676	96,425	81,277	616,245	793,947	853,623
Total lease liabilities (b)	12,837	46,839	59,676	96,425	81,277	616,245	793,947	853,623

	06-30-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	695,410	24,516	719,926	75,872	-	-	75,872	795,798
Accounts payable to related companies	12,824	-	12,824	19,675	522	6,530	26,727	39,551
Total accounts payable (c)	708,234	24,516	732,750	95,547	522	6,530	102,599	835,349

Total financial liabilities (a) + (b) + (c)	781,101	471,954	1,253,055	1,741,611	1,444,900	3,872,892	7,059,403	8,312,458

85

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	19,739	67,522	87,261	768,767	711,705	3,149,943	4,630,415	4,717,676
Bank borrowings	28,154	220,673	248,827	728,289	173,907	-	902,196	1,151,023
Swap and Forward	12,817	-	12,817	189,101	-	-	189,101	201,918
Total other financial liabilities (a)	60,710	288,195	348,905	1,686,157	885,612	3,149,943	5,721,712	6,070,617

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990
Total lease liabilities (b)	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	741,847	4,124	745,971	35,310	-	-	35,310	781,281
Accounts payable to related companies	10,563	-	10,563	13,655	7,581	4,971	26,207	36,770
Total accounts payable (c)	752,410	4,124	756,534	48,965	7,581	4,971	61,517	818,051

Total financial liabilities (a) + (b) + (c)	828,236	333,054	1,161,290	1,839,700	963,683	3,651,985	6,455,368	7,616,658

23.4 Derivative instruments

Hedging instruments recorded as of June 30, 2025 are cash flow hedges. Arauco uses financial derivatives for hedging purposes, such as cross currency swaps (CCS), currency and commodities forwards, interest rate swaps (IRS), and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the interim consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in interim consolidated statement of changes in equity as other comprehensive income or the interim consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of June 30, 2025 and December 31, 2024, is presented below:

Financial instruments	06-30-2025 Fair value ThU.S.$	12-31-2024 Fair value ThU.S.$
Financial assets through profit or loss	7	31

Hedging assets through equity	473,669	8,959

Financial liabilities through profit or loss	(13)	(12)

Hedging liabilities through equity	(62,058)	(201,906)

86

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of June 30, 2025 and December 31, 2024:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

						06-30-2025	12-31-2024
Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
F	BCI	15,750,010	409,091	2021-10-30	2029-10-30	2,159	757
F	Scotiabank	15,768,924	409,091	2021-10-30	2029-10-30	2,268	922
F	Banco de Chile	15,536,072	409,091	2019-04-30	2029-10-30	1,844	493
F	BCI	62,346,878	1,636,364	2023-04-30	2029-10-30	7,948	2,133
P	BCI	52,497,821	1,363,636	2021-11-15	2032-11-15	8,491	3,793
P	Itau	28,915,337	681,818	2023-11-15	2032-11-15	380	(2,055)
P	Santander	56,935,492	1,363,636	2023-11-15	2032-11-15	(991)	(4,577)
R	Deutsche	85,740,788	2,000,000	2024-04-01	2035-04-01	(2,642)	(9,606)
R	JP Morgan	86,147,464	2,000,000	2024-04-01	2035-04-01	(2,295)	(9,016)
R	Deutsche	43,185,224	1,000,000	2024-04-01	2035-04-01	(1,225)	(4,694)
S	Santander	201,340,031	5,000,000	2016-11-15	2026-11-15	5,832	(4,962)
W	Goldman Sachs	80,588,305	2,000,000	2018-10-10	2028-10-10	2,558	(4,155)
W	Scotiabank	40,537,926	1,000,000	2018-10-10	2028-10-10	1,163	(2,392)
X	Santander	216,372,290	5,500,000	2018-10-10	2038-10-10	(7,210)	(24,268)
Y	JP Morgan	89,387,460	2,000,000	2023-04-10	2032-04-10	(7,228)	(13,808)
Z	Santander	90,274,363	2,000,000	2023-04-10	2032-04-10	(11,028)	(15,414)
Z	Banco de Chile	44,572,044	1,000,000	2023-04-10	2032-04-10	(3,183)	(6,367)
Z	JP Morgan	89,131,686	2,000,000	2023-04-10	2032-04-10	(6,181)	(12,780)
AB	BCI	131,196,937	3,000,000	2023-05-15	2033-05-15	(4,580)	(15,895)
AB	Banco de Chile	43,601,403	1,000,000	2023-05-15	2033-05-15	(1,540)	(4,983)
AB	Itau	43,654,189	1,000,000	2023-05-15	2033-05-15	(1,248)	(4,778)
AC	Scotiabank	40,788,609	1,000,000	2024-10-01	2034-04-01	1,704	-
AE	BCI	121,019,174	3,000,000	2024-10-01	2034-04-01	4,552	-
AE	Scotiabank	38,659,980	1,000,000	2024-10-01	2034-04-01	3,156	-
AE	BCI	41,924,946	1,000,000	2024-10-01	2034-04-01	(170)
AE	Bank of America	40,890,553	1,000,000	2024-10-01	2034-04-01	340	-
AE	Santander	41,198,154	1,000,000	2024-10-01	2034-04-01	(1,125)	-
AE	JP Morgan	40,538,132	1,000,000	2024-10-01	2034-04-01	1,276	-
AE	Banco de Chile	41,760,550	1,000,000	2024-10-01	2034-04-01	625	-
						(6,350)	(131,652)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

					06-30-2025	12-31-2024
Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
Santander	62,825,294	52,941,176	2021-06-15	2029-12-15	(3,627)	(9,494)
Banco de Chile	31,412,647	26,470,588	2021-06-15	2029-12-15	(682)	(4,243)
MUFG	62,825,294	52,941,176	2021-06-15	2029-12-15	(1,650)	(8,974)
JP Morgan	125,652,588	105,882,353	2021-06-15	2029-12-15	(3,019)	(17,682)
HSBC	31,412,647	26,470,588	2021-06-15	2029-12-15	(829)	(4,488)
					(9,807)	(44,881)

87

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Forward

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	06-30-2025 fair value ThU.S.$	12-31-2024 fair value ThU.S.$
BRLUSD	JP Morgan	50,000,000	2024-12-11	2025-02-18	-	(1,119)
BRLUSD	Santander Chile	43,000,000	2024-12-11	2025-02-18	-	(1,106)
BRLUSD	Bank of America	73,000,000	2024-12-11	2025-03-26	-	(1,773)
BRLUSD	HSBC	70,000,000	2024-12-13	2025-05-15	-	(1,732)
BRLUSD	SMBC	73,000,000	2024-12-13	2025-06-25	-	(1,897)
BRLUSD	MUFG	50,000,000	2024-12-16	2025-08-18	7,764	(999)
BRLUSD	Santander Chile	48,000,000	2024-12-16	2025-08-18	6,083	(854)
BRLUSD	Mizuho	5,000,000	2025-02-13	2025-08-18	451	-
BRLUSD	Goldman Sachs	71,000,000	2025-06-03	2025-08-18	3,323	-
BRLUSD	Bank of America	50,000,000	2024-12-17	2025-09-24	8,706	(237)
BRLUSD	JP Morgan	44,000,000	2024-12-17	2025-09-24	7,982	5
BRLUSD	HSBC	21,000,000	2025-02-13	2025-09-24	1,949	-
BRLUSD	Goldman Sachs	28,000,000	2025-06-02	2025-09-24	1,543	-
BRLUSD	Santander Chile	50,000,000	2024-12-18	2025-11-17	7,076	(223)
BRLUSD	JP Morgan	50,000,000	2024-12-18	2025-11-17	8,907	(95)
BRLUSD	HSBC	29,000,000	2024-12-18	2025-11-17	5,085	(66)
BRLUSD	BBVA	66,000,000	2025-06-02	2025-11-17	3,631	-
BRLUSD	SMBC	50,000,000	2024-12-19	2025-12-17	9,665	631
BRLUSD	JP Morgan	50,000,000	2024-12-19	2025-12-17	8,866	(120)
BRLUSD	Bank of America	21,000,000	2024-12-19	2025-12-17	3,668	(72)
BRLUSD	Mizuho	18,000,000	2025-02-13	2025-12-17	1,668	-
BRLUSD	BBVA	46,000,000	2025-05-30	2025-12-17	2,641	-
BRLUSD	HSBC	46,000,000	2025-05-30	2025-12-17	2,623	-
BRLUSD	MUFG	50,000,000	2024-12-20	2026-02-19	7,746	(934)
BRLUSD	Mizuho	69,000,000	2024-12-20	2026-02-19	10,484	(1,450)
BRLUSD	Bank of America	51,000,000	2025-02-12	2026-02-19	4,405	-
BRLUSD	MUFG	50,000,000	2024-12-23	2026-03-25	8,323	(456)
BRLUSD	Mizuho	50,000,000	2024-12-23	2026-03-25	8,266	(496)
BRLUSD	SMBC	28,000,000	2024-12-23	2026-03-25	4,743	(187)
BRLUSD	BNP Paribas	49,000,000	2025-02-12	2026-03-25	4,084	-
BRLUSD	HSBC	15,000,000	2025-02-12	2026-03-25	652	-
BRLUSD	Santander Chile	50,000,000	2024-12-26	2026-05-15	7,225	(90)
BRLUSD	BNP Paribas	86,000,000	2024-12-26	2026-05-15	14,706	(479)
BRLUSD	MUFG	60,000,000	2025-02-11	2026-05-15	7,242	-
BRLUSD	Goldman Sachs	27,000,000	2025-05-29	2026-05-15	1,130	-
BRLUSD	MUFG	50,000,000	2024-12-27	2026-06-24	8,834	(60)
BRLUSD	BNP Paribas	50,000,000	2024-12-27	2026-06-24	9,001	82
BRLUSD	Mizuho	32,000,000	2024-12-27	2026-06-24	5,711	12
BRLUSD	JP Morgan	77,000,000	2025-02-11	2026-06-24	7,242	-
BRLUSD	BBVA	31,000,000	2025-05-28	2026-06-24	1,583	-
BRLUSD	Bank of America	50,000,000	2025-01-17	2026-08-17	6,980	-
BRLUSD	Santander Chile	77,000,000	2025-01-17	2026-08-17	8,180	-
BRLUSD	Santander Chile	75,000,000	2025-02-10	2026-08-17	4,664	-
BRLUSD	HSBC	27,000,000	2025-05-28	2026-08-17	1,345	-
BRLUSD	Bank of America	62,500,000	2025-01-21	2026-09-25	8,924	-
BRLUSD	MUFG	62,500,000	2025-01-21	2026-09-25	8,882	-
BRLUSD	Mizuho	94,000,000	2025-02-07	2026-09-25	8,184	-
BRLUSD	Mizuho	60,000,000	2025-01-22	2026-11-16	7,821	-
BRLUSD	HSBC	60,000,000	2025-01-22	2026-11-16	7,252	-
BRLUSD	Santander Chile	40,000,000	2025-02-06	2026-11-16	2,398	-
BRLUSD	MUFG	40,000,000	2025-02-06	2026-11-16	3,800	-
BRLUSD	Mizuho	60,000,000	2025-01-23	2026-12-21	7,423	-
BRLUSD	Santander Chile	60,000,000	2025-01-23	2026-12-21	5,636	-
BRLUSD	Bank of America	66,000,000	2025-02-05	2026-12-21	6,508	-
BRLUSD	Bank of America	55,000,000	2025-01-23	2027-02-18	6,558	-
BRLUSD	JP Morgan	55,000,000	2025-01-24	2027-02-18	6,576	-
BRLUSD	JP Morgan	50,000,000	2025-02-05	2027-02-18	4,816	-
BRLUSD	HSBC	6,000,000	2025-05-28	2027-02-18	279	-
BRLUSD	BNP Paribas	54,000,000	2025-01-24	2027-03-22	6,235	-
BRLUSD	MUFG	54,000,000	2025-01-24	2027-03-22	6,241	-
BRLUSD	JP Morgan	53,000,000	2025-02-05	2027-03-22	5,296	-
BRLUSD	BNP Paribas	52,000,000	2025-01-27	2027-05-17	6,753	-
BRLUSD	SMBC	52,000,000	2025-01-27	2027-05-17	6,526	-
BRLUSD	BNP Paribas	106,000,000	2025-02-04	2027-05-17	10,914	-
BRLUSD	JP Morgan	47,000,000	2025-01-28	2027-06-23	5,949	-
BRLUSD	BNP Paribas	47,000,000	2025-01-28	2027-06-23	5,676	-
BRLUSD	MUFG	63,000,000	2025-02-04	2027-06-23	6,314	-
BRLUSD	Santander Chile	63,000,000	2025-02-04	2027-06-23	4,152	-
BRLUSD	MUFG	42,000,000	2025-01-28	2027-08-16	5,079	-
BRLUSD	BNP Paribas	42,000,000	2025-01-29	2027-08-16	5,207	-
BRLUSD	Bank of America	104,000,000	2025-02-03	2027-08-16	10,716	-
BRLUSD	BNP Paribas	56,000,000	2025-01-29	2027-09-22	6,860	-
BRLUSD	JP Morgan	44,000,000	2025-02-03	2027-09-22	5,218	-
BRLUSD	Mizuho	44,000,000	2025-02-03	2027-09-22	5,096	-
BRLUSD	Goldman Sachs	26,000,000	2025-05-27	2027-09-22	1,012	-
BRLUSD	Mizuho	26,000,000	2025-01-29	2027-11-17	3,261	-
BRLUSD	Mizuho	36,000,000	2025-01-31	2027-11-17	3,957	-
BRLUSD	BBVA	21,000,000	2025-05-27	2027-11-17	792	-
BRLUSD	Mizuho	31,000,000	2025-01-29	2027-12-15	3,943	-
BRLUSD	Santander Chile	25,000,000	2025-01-31	2027-12-15	2,039	-
					426,470	(13,715)

88

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Uruguay

Forward

As of June 30, 2025 and December 31, 2024, Arauco through its subsidiaries as a joint operation (50%) in Uruguay, maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	06-30-2025 notional ThU.S.$	06-30-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	10,100	719	-	-
UYUUSD	Citibank U.K.	4,000	474	1,450	41
UYUUSD	Itaú - Uruguay	9,150	905	1,150	23
UYUUSD	Banco de la República Oriental de Uruguay	6,200	709	-	-
UYUUSD	JPMorgan Chase Bank U.K.	1,400	91	-	-
UYUUSD	HSBC - Uruguay	-	-	10,245	(880)
UYUUSD	Citibank U.K.	-	-	1,350	(27)
UYUUSD	Itaú - Uruguay	-	-	11,395	(703)
UYUUSD	Banco de la República Oriental de Uruguay	-	-	3,825	(166)
UYUUSD	JPMorgan Chase Bank U.K.	-	-	4,620	(348)
			2,898		(2,060)

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of June 30, 2025 and December 31, 2024, are detailed below:

Commodity	Institution	06-30-2025 notional ThU.S.$	06-30-2025 fair value ThU.S.$	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	210	5	970	31
Fuel Oil N°6	DNB Bank ASA	191	5	539	11
Fuel Oil N°6	BNP Paribas	534	2	2,000	56
Fuel Oil N°6	JP Morgan - N.A.	3,225	(437)	2,777	(149)
Fuel Oil N°6	DNB Bank ASA	3,984	(463)	4,181	(232)
Fuel Oil N°6	BNP Paribas	6,540	(718)	4,761	(337)
			(1,606)		(620)

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the interim consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

89

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

As of June 30, 2025 and December 31, 2024, there are provisions for impairment for ThU.S.$ 13,978 and ThU.S.$ 13,297, respectively.

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	1,920,369	2,165,579
Cash and cash equivalents (Mutual Funds not included)	956,877	1,001,261
Cash	620,530	642,111
Time deposits	318,290	359,150
Resale agreements	18,057	-
Accounts receivables (net)	954,097	1,130,601
Trade receivables	680,593	898,717
Lease receivable	97,609	67,687
Sundry debtors	36,552	20,206
Other receivables	61,142	70,367
Prepayments	77,017	63,465
Accounts receivable from related parties	1,184	10,159
Other financial assets (*)	9,395	33,717

(*) Corresponds to the balance of assets from margin call for current derivatives (collateral).

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at June 30, 2025 and December 31, 2024, classified by currency is as follows:

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Cash and cash equivalents	1,082,242	1,071,560
U.S. dollars	756,299	668,888
Euro	4,625	8,754
Brazilian real	108,284	117,848
Argentine pesos	25,416	12,642
Mexican pesos	22,913	40,128
Other currencies	119,960	11,794
Chilean pesos	44,745	211,506

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

90

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of June 30, 2025 and December 31, 2024:

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Trade and other current receivables	835,732	1,054,707
U.S. dollars	524,220	815,884
Euros	38,025	28,149
Brazilian real	49,023	38,327
Argentine pesos	28,254	26,569
Mexican pesos	44,226	33,704
Other currencies	9,268	1,077
Chilean pesos	116,865	92,401
U.F.	25,851	18,596

Accounts receivable from related parties, current	1,184	10,159
U.S. dollars	-	5,646
Argentine pesos	-	1,812
Chilean pesos	1,184	2,701

Trade and other non-current receivables	117,181	65,735
U.S. dollars	18,473	2,784
Brazilian real	22,426	9,891
Argentine pesos	452	458
Chilean pesos	1,650	1,505
U.F.	74,180	51,097

23.6 Financial liabilities

Arauco's financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial liabilities	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
Total financial liabilities	8,312,458	7,616,658
Financial liabilities at fair value through profit or loss	13	12
Hedging liabilities	62,058	201,906
Financial liabilities at amortized cost	8,250,387	7,414,740

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of June 30, 2025 and December 31, 2024:

	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$
Bank borrowings - current portion	187,803	108,645
Bonds issued - current portion	96,709	87,261
Total	284,512	195,906

91

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		06-30-2025	12-31-2024	06-30-2025	12-31-2024
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		8,207,047	7,414,740	8,016,146	6,799,888
Bonds issued	U.S. dollar	3,398,792	2,898,249	3,167,129	2,638,226
Bonds issued	U.F.	1,964,897	1,819,427	1,957,904	1,404,819
Bank borrowings	U.S. dollar	616,915	626,169	654,127	673,243
Bank borrowings	Euro	331,748	323,417	342,291	336,122
Bank borrowings	Other currencies	204,173	201,437	204,173	201,437
Bank borrowings	Chilean pesos	1,550	-	1,550	-
Lease liabilities	U.F.	22,742	21,494	22,742	21,494
Lease liabilities	Chilean pesos	60,840	65,820	60,840	65,820
Lease liabilities	Brazilian real	622,145	504,213	622,145	504,213
Lease liabilities	Mexican pesos	1,042	1,107	1,042	1,107
Lease liabilities	U.S. dollar	145,905	133,934	145,905	133,934
Lease liabilities	Euro	406	408	406	408
Lease liabilities	Other currencies	543	1,014	543	1,014
Trade and other payables	U.S. dollar	162,476	212,689	162,476	212,689
Trade and other payables	Euro	27,191	21,414	27,191	21,414
Trade and other payables	Brazilian real	180,782	81,662	180,782	81,662
Trade and other payables	Argentine pesos	36,809	47,373	36,809	47,373
Trade and other payables	Mexican pesos	26,734	24,199	26,734	24,199
Trade and other payables	Other currencies	52,742	16,411	52,742	16,411
Trade and other payables	Chilean pesos	266,938	339,388	266,938	339,388
Trade and other payables	U.F.	42,126	38,145	42,126	38,145
Accounts payable to related parties	U.S. dollar	26,766	26,633	26,766	26,633
Accounts payable to related parties	Brazilian real	1,931	3,007	1,931	3,007
Accounts payable to related parties	Chilean pesos	10,854	7,130	10,854	7,130

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of June 30, 2025 and December 31, 2024 are as follows:

	06-30-2025
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	459,567	6,101,848	6,561,415
Lease liabilities	59,676	793,947	853,623
Trade and other payables	719,926	75,872	795,798
Accounts payable to related parties	12,824	26,727	39,551
Total financial liabilities at amortized cost	1,251,993	6,998,394	8,250,387

	12-31-2024
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	336,088	5,532,611	5,868,699
Lease liabilities	55,851	672,139	727,990
Trade and other payables	745,971	35,310	781,281
Accounts payable to related parties	10,563	26,207	36,770
Total financial liabilities at amortized cost	1,148,473	6,266,267	7,414,740

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the interim consolidated statements of comprehensive income:

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(50,012)	(64,952)	69,505	(41,707)
Gains (losses) on cash flow hedges, before tax	399,393	8,630	241,262	(18,070)
Recycle of cash flow hedges to profit or loss	-	(2,916)	-	(2,916)
Income tax relating to cash flow hedges of other comprehensive income	(106,982)	(1,528)	(68,368)	1,927
Closing balance	242,399	(60,766)	242,399	(60,766)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders,

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

Instrument	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x

Domestic bonds	1,964,897	1,819,427	N/R	✓
Term loan credit	274,228	273,686	✓	✓
Term loan credit	212,522	212,301	✓	✓
Syndicate ECA (MAPA)	331,748	323,417	✓	✓

N/R: Not required for the financial obligation.

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of June 30, 2025 and December 31, 2024, Arauco has complied with all of its financial covenants.

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June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of June 30, 2025, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of June 30, 2025 and December 31, 2024 is as follows:

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Equity	9,116,738	8,723,715
Bank borrowings	1,154,386	1,151,023
Lease liabilities	853,623	727,990
Bonds issued	5,363,689	4,717,676
Capitalization	16,488,436	15,320,404

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	680,557	898,681
Lease receivable	24,001	17,247
Sundry debtors	14,935	9,531
Other receivables	59,112	68,459
Prepayments	57,127	60,789
Net subtotal	835,732	1,054,707

Trade receivables	690,629	908,241
Lease receivable	24,001	17,247
Sundry debtors	16,439	11,056
Other receivables	60,110	69,463
Prepayments	57,127	60,789
Gross subtotal	848,306	1,066,796

Provision for doubtful trade receivables	10,072	9,560
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,504	1,525
Provision for doubtful other receivables	998	1,004
Subtotal bad debt	12,574	12,089

Non-current receivables

Trade receivables	36	36
Lease receivable	73,608	50,440
Sundry debtors	21,617	10,675
Other receivables	2,030	1,908
Prepayments	19,890	2,676
Net subtotal	117,181	65,735

Trade receivables	1,440	1,244
Lease receivable	73,608	50,440
Sundry debtors	21,617	10,675
Other receivables	2,030	1,908
Prepayments	19,890	2,676
Gross subtotal	118,585	66,943

Provision for doubtful trade receivables	1,404	1,208
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,404	1,208

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-management, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of June 30, 2025, Arauco’s balance for commercial debtors was ThU.S.$ 692,069 of which, according to the agreed sales conditions, 58.99% corresponded to sales on credit (open account), 38.66% to sales with letters of credit and 2.35% to other types of sales. The client with the highest outstanding balance, corresponding to sales through a credit line represented 3.26% of the total accounts receivable as of that date.

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June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches:

June 30, 2025
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

N° debtor	1,580	732	38	11	7	15	4	6	31	137	2,561
ThU.S.$	638,940	44,025	1,798	461	378	513	107	144	140	5,563	692,069
%	92.33%	6.36%	0.26%	0.07%	0.05%	0.07%	0.02%	0.02%	0.02%	0.80%	100%

December 31, 2024
Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

N° debtor	1,472	759	198	25	54	17	5	10	8	37	2,585
ThU.S.$	866,818	34,456	1,922	716	50	31	8	53	151	5,280	909,485
%	95.31%	3.78%	0.21%	0.08%	0.01%	0.00%	0.00%	0.01%	0.02%	0.58%	100%

Arauco applies IFRS 9 using the simplified method to determine the provision for expected credit losses of its commercial debtors, corresponding to accounts receivable from customers with credit line. The applied model is based on a scoring system that provides a score to each customer, which considers different variables such as country risk, payment behavior and financial condition of the debtor, among others, thus assigning a probability of default to each customer for the next 12 months. This factor is applied to the balance receivable of each debtor, determining the provision for expected credit losses.

	06-30-2025 ThU.S.$	12-31-2024 ThU.S.$

Letters of credit	267,530	518,872
Credit line	408,247	382,117
Others	16,292	8,496
Total trade receivables	692,069	909,485
Total allowance for doubtful accounts	(11,476)	(10,768)
Total net trade receivables	680,593	898,717

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of June 30, 2025 and December 31, 2024:

	06-30-2025	12-31-2024
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	13,297	12,473
Increase due to impairment loss	1,047	2,840
Used impairment	-	(86)
Unused impairment reversed	(523)	(1,587)
Increase (decrease) due to exchange differences	157	(343)
Closing balance	13,978	13,297

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

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June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Explanation regarding the sales risk with letters of credit

Sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit given to each customer. The approval or rejection of a credit limit for all term sales is carried out by different credit committees, which report to the Corporate Finance Management. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy defined for the Arauco group.

Arauco’s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco do Brasil S.A., Arauco Industria de Paneis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc y Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country, The total amount held in guarantees amounts to ThU.S.$ 121,965, effective as of June 30, 2025, The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 92.96% and, therefore, Arauco’s portfolio exposure amounts to 7.04%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	408,247	100.00%
Secured receivables (*)	379,508	92.96%
Unsecured receivables	28,739	7.04%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

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June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of June 30, 2025 and December 31, 2024.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

98

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	283,742	-	-	-	-	19,577	283,742	6.01%	Sofr 6m + 1.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Santander	1,550	-	-	-	-	-	-	1,550	-	0.02%	Fixed 0.02%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	80,451	79,638	78,820	77,992	38,690	-	80,451	275,140	1.11%	Fixed 1.06%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	329	-	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Santander	5,086	-	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	8,138	-	-	-	-	-	-	8,138	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	660	-	-	-	-	-	-	660	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	608	-	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	10	30	113	-	-	-	-	40	113	5.22%	Fixed 5.10%
-	TecVerde Engenharia S.A.	Brazilian real	Santander	-	-	3,635	-	-	-	-	-	3,635	17.56%	CDI + 2.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	37	495	-	-	-	-	-	532	-	16.65%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	969	959	1,750	1,560	1,365	-	-	1,928	4,675	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	6,460	6,318	11,621	10,364	9,093	-	-	12,778	31,078	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,530	3,474	6,979	24,688	21,800	9,880	-	7,004	63,347	15.85%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	5,142	69,268	-	-	-	-	-	74,410	-	16.52%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	2,441	17,721	17,691	-	-	-	-	20,162	17,691	16.46%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	10,955	4,946	-	-	-	-	10,955	4,946	16.45%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	6,231	6,163	222,293	-	-	-	-	12,394	222,293	5.77%	Sofr 6m + 1.55%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,657	-	-	-	-	-	7,657	-	4.18%	Fixed 4.18%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,657	-	-	-	-	-	7,657	-	4.18%	Fixed 4.18%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,699	-	-	-	-	-	9,699	-	4.36%	Fixed 4.36%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,079	-	-	-	-	-	28,079	-	4.18%	Fixed 4.18%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,553	-	-	-	-	-	2,553	-	4.18%	Fixed 4.18%
-	Eufores S.A.	U.S. dollar	ITAU	-	12,248	-	-	-	-	-	12,248	-	4.36%	Fixed 4.36%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	11,231	-	-	-	-	-	11,231	-	4.18%	Fixed 4.18%
-	Eufores S.A.	U.S. dollar	Santander	-	28,094	-	-	-	-	-	28,094	-	4.48%	Fixed 4.48%
-	Eufores S.A.	U.S. dollar	Scotiabank	10,072	-	-	-	-	-	-	10,072	-	4.40%	Fixed 4.40%
			Total bank borrowings	51,263	322,629	632,408	115,432	110,250	48,570	-	373,892	906,660

June 30, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	22,540	21,736	20,931	20,127	9,762	-	22,540	72,556	4.29%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,016	8,694	8,373	8,051	3,905	-	9,016	29,023	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	24,613	23,855	23,098	22,341	21,583	50,645	24,613	141,522	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,505	7,505	7,505	7,505	7,505	247,866	7,505	277,886	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	5,018	212,849	-	-	-	-	5,018	212,849	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,636	2,636	2,636	127,522	-	-	2,636	132,794	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,205	6,205	6,205	6,205	6,205	315,147	6,205	339,967	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,588	2,588	2,588	2,588	2,588	88,018	2,588	98,370	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,678	6,678	6,678	6,678	6,678	293,813	6,678	320,525	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,678	6,678	6,678	6,678	6,678	313,847	6,678	340,559	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,336	1,336	6,594	11,602	11,268	16,276	1,336	47,076	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AE	-	11,648	11,648	11,648	11,648	11,648	547,502	11,648	594,094	3.07%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	509,688	-	-	-	19,375	529,063	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	785,000	22,000	873,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	521,250	-	-	21,250	563,750	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,022,500	27,500	1,132,500	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	521,000	-	21,000	584,000	5.16%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2032	-	30,900	30,900	30,900	30,900	30,900	561,800	30,900	685,400	6.20%	6.18%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,015,000	25,750	1,118,000	4.21%	5.15%
			Total	23,375	250,861	480,183	761,022	879,345	714,970	5,257,414	274,236	8,092,934

99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

June 30, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	79	343	115	-	-	-	-	422	115
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	-	751	299	331	320	309	4,059	751	5,318
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	40	200	237	222	141	-	-	240	600
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	558	2,486	2,569	2,473	2,700	450	-	3,044	8,192
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	77	572	262	-	-	-	-	649	262
85.805.200-9	Forestal Arauco S.A.	U.F.	Buildings and constructions	74	380	441	451	493	329	-	454	1,714
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	182	547	646	342	-	-	-	729	988
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	147	440	587	575	553	553	4,240	587	6,508
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	294	878	961	908	900	525	-	1,172	3,294
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	11	26	43	3	-	-	-	37	46
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	51	49	-	-	-	-	-	100	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	58	58	126	99	99	31	-	116	355
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	9,907	40,803	47,559	47,298	47,416	47,415	891,954	50,710	1,081,642
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	50	137	151	130	98	-	-	187	379
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	21	64	39	8	-	-	-	85	47
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,455	958	2,413	2,413	2,413	2,413	18,346	2,413	27,998
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	290	1,451	1,705	1,617	1,030	-	-	1,741	4,352
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	17	53	13	-	-	-	-	70	13
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	671	3,362	3,192	3,759	4,117	4,134	51,400	4,033	66,602
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	1,576	7,287	2,200	2,117	2,311	770	-	8,863	7,398
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	289	1,444	1,697	1,604	1,486	60	-	1,733	4,847
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	185	573	543	853	1,030	1,083	6,056	758	9,565
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	300	928	504	312	31	-	-	1,228	847
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	82	253	245	-	-	-	-	335	245
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	560	641	641	536	432	6,044	800	8,294
-	Eufores S.A.	U.S. dollar	Lands	1,179	2,993	7,118	6,467	6,171	5,767	33,308	4,172	58,831
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,223	611	-	-	-	1,223	1,834
-	Eufores S.A.	U.S. dollar	Buildings and constructions	93	225	157	161	166	173	349	318	1,006
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	2,684	12,998	11,730	9,097	9,206	5,014	-	15,682	35,047
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	5	-	-	-	-	-	6	-
76.879.577-0	E2E SpA.	Chilean pesos	Lands	34	101	-	-	-	-	-	135	-
-	TecVerde S.A.	Brazilian real	Lands	4	-	-	-	-	-	-	4	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	13	33	23	2	-	-	-	46	25
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	22	66	90	90	88	45	-	88	313
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	137	127	316	181	14	-	-	264	511
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	471	428	2,075	2,207	2,344	2,304	195	899	9,125
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	32	31	117	88	61	26	-	63	292
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	166	169	701	743	193	-	-	335	1,637
			Total	21.798	82.700	90.742	85,803	83,917	71,833	1,015,951	104,498	1,348,246

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

100

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	293,504	-	-	-	-	19,577	293,504	7.05%	1.75% + Sofr 6m
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,045	70,330	69,607	68,888	68,163	-	71,045	276,988	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	23	69	69	-	-	-	-	92	69	5.22%	Fixed 5.10%
-	TecVerde Engenharia S.A.	Brazilian real	Santander	-	-	2,899	-	-	-	-	-	2,899	14.19%	CDI + 2.66%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,663	-	-	-	-	-	7,663	-	4.38%	Fixed 4.38%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,621	-	-	-	-	-	7,621	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,711	-	-	-	-	-	9,711	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,097	-	-	-	-	-	28,097	-	4.38%	Fixed 4.38%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,554	-	-	-	-	-	2,554	-	4.38%	Fixed 4.38%
-	Eufores S.A.	U.S. dollar	ITAU	-	12,257	-	-	-	-	-	12,257	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	11,178	-	-	-	-	-	11,178	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	Santander	-	33,229	-	-	-	-	-	33,229	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	5,109	-	-	-	-	-	5,109	-	4.66%	Fixed 4.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	26	28	431	-	-	-	-	54	431	13.90%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	836	818	1,543	1,397	1,255	574	-	1,654	4,769	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,656	5,437	10,232	9,274	8,352	3,818	-	11,093	31,676	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	2,394	2,629	5,158	13,190	19,756	17,670	-	5,023	55,774	13.10%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,613	3,854	60,315	-	-	-	-	7,467	60,315	13.77%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	16,028	1,825	16,172	14,340	-	-	-	17,853	30,512	13.71%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	9,919	8,871	-	-	-	-	9,919	8,871	13.70%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	351	-	-	-	-	-	-	351	-	16.50%	Fixed 16.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	445	-	-	-	-	-	-	445	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	674	-	-	-	-	-	-	674	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	874	-	-	-	-	-	-	874	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	338	-	-	-	-	-	-	338	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	459	-	-	-	-	-	-	459	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	608	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	330	-	-	-	-	-	-	330	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	329	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	451	-	-	-	-	-	-	451	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,095	-	-	-	-	-	5,095	-	3.86%	Fixed 3.86%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia Más	-	5,074	-	-	-	-	-	5,074	-	3.00%	Fixed 3%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	12,339	12,339	216,153	-	-	-	12,339	228,492	5.80%	1.55% + Sofr 6m
			Total bank borrowings	32,498	266,237	481,863	323,961	98,251	90,225	-	298,735	994,300

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	21,025	20,288	19,551	18,814	18,077	-	21,025	76,730	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,410	8,115	7,820	7,526	7,231	-	8,410	30,692	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	22,903	22,209	21,515	20,821	20,127	56,217	22,903	140,889	4.00%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,878	6,878	6,878	6,878	6,878	230,596	6,878	258,108	3.60%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,599	197,365	-	-	-	-	4,599	197,365	2.40%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,416	2,416	2,416	118,076	-	-	2,416	122,908	2.10%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,687	5,687	5,687	5,687	5,687	291,660	5,687	314,408	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,372	2,372	2,372	2,372	2,372	81,851	2,372	91,339	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,120	6,120	6,120	6,120	6,120	272,325	6,120	296,805	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,120	6,120	6,120	6,120	6,120	290,685	6,120	315,165	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,224	1,224	1,224	10,786	10,480	20,042	1,224	43,756	3.20%	3.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-ae	-	10,674	10,674	10,674	10,674	10,674	507,095	10,674	549,791	3.10%	3.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	519,375	-	-	-	19,375	538,750	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	796,000	22,000	884,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	510,625	-	21,250	574,375	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,036,250	27,500	1,146,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	510,500	21,000	594,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,027,875	25,750	1,130,875	5.15%	5.15%
			Total	23,375	211,928	426,343	727,252	331,374	700,641	5,121,096	235,303	7,306,706

101

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	102	305	251	4	-	-	-	407	255
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	607	-	384	384	384	384	5,755	607	7,291
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	-	-	240	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	840	1,901	2,740	2,435	2,435	1,420	-	2,741	9,030
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	89	267	556	119	-	-	-	356	675
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	38	-	-	-	-	-	-	38	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	344	440	626	553	553	553	4,516	784	6,801
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	210	288	165	-	-	-	-	498	165
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	11	28	55	-	-	-	-	39	55
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	45	134	-	-	-	-	-	179	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	26	81	109	109	109	-	-	107	327
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	6,357	26,653	44,174	40,450	40,454	40,454	706,942	33,010	872,474
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	41	110	142	110	106	35	-	151	393
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	19	56	62	23	-	-	-	75	85
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	904	1,282	2,186	2,186	2,187	2,187	17,486	2,186	26,232
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	398	1,195	1,595	1,595	1,595	-	-	1,593	4,785
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	23	60	25	-	-	-	-	83	25
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,006	3,019	4,040	4,056	4,071	4,086	52,372	4,025	68,625
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,663	7,396	4,436	2,132	2,132	1,599	-	10,059	10,299
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	509	-	1,732	5,705
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	64	199	395	347	651	729	4,245	263	6,367
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	527	1,367	618	121	37	-	-	1,894	776
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	110	910	54	-	-	-	-	1,020	54
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	719	640	640	640	432	6,261	959	8,613
-	Eufores S.A.	U.S. dollar	Lands	1,067	3,202	6,682	6,187	5,894	5,496	31,739	4,269	55,998
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	-	-	-	1,223	2,444
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	278	209	159	165	170	436	370	1,139
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,771	11,257	23,120	8,624	7,639	651	-	15,028	40,034
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	4	3	-	-	-	-	5	3
76.879.577-0	E2E SpA.	Chilean pesos	Lands	54	161	-	-	-	-	-	215	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	10	-	-	-	-	-	10
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	12	28	28	11	-	-	-	40	39
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	59	80	82	84	71	-	78	317
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	131	412	280	158	14	14	-	543	466
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	36	114	140	157	175	31	-	150	503
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	26	59	64	33	3	-	-	85	100
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	162	499	701	743	193	-	-	661	1,637
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	2	-	-	-	-	-	4	-
			Total	20,838	64,885	97,768	74,612	71,493	58,821	829,752	85,723	1,132,446

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

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Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 71 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of June 30, 2025, the total assets pledged as an indirect guarantee were MU.S.$ 362. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	136	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	12,937	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. dollar	5,134	Innergy Soluciones Energéticas S.A.
Maderas Arauco S.A.	Guarantee policy	-	U.F.	2,278	Cermaq Chile S.A.
Maderas Arauco S.A.	Guarantee letter	-	Chilean pesos	255	Servicio Nacional de Aduanas
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	1,235	Corporación Nacional Forestal
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	477	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	47,662	Itaú Unibanco S.A.
		Total		70,811

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee of Arauco North America. Inc.	-	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	14,039	Banco Safra S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	66,735	Itaú Unibanco S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	31,675	Banco BTG pactual S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	5,207	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	34,588	Banco Safra S.A.
		Total		362,244

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

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Amounts in thousands of U.S. dollars, except as indicated

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 66.9% (equivalent to ThU.S.$ -/+ 6,729), and +/- 0.05% of equity (equivalent to ThU.S.$ -/+ 4,710).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 177.7% (equivalent to ThU.S.$-/+$ 17,871) and a change on the equity of +/- 0.5% (equivalent to ThU.S.$ -/+$ 60,484).

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of June 30, 2025, 10.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 20.8% (equivalent to ThU.S.$-/+ 2,091) and +/- 0.02% (equivalent to ThU.S.$-/+ 1,464) on equity. This analysis does not include borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	June 2025 ThU.S.$	Total
Fixed rate	6,680,928	90.6%
Bonds issued	5,363,689
Bank borrowings and others	463,616
Lease liabilities	853,623
Variable rate	690,770	9.4%
Bonds issued	-
Bank borrowings	690,770
Total	7,371,698	100.0%

	December 2024 ThU.S.$	Total
Fixed rate	5,909,430	89.6%
Bonds issued	4,717,676
Bank borrowings and others	463,764
Lease liabilities	727,990
Variable rate	687,259	10.4%
Bonds issued	-
Bank borrowings	687,259
Total	6,596,689	100.0%

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Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of June 30, 2025, revenue due to pulp sales accounted for 50.5% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner. Additionally, Arauco mitigates the risk of pulp prices by maintaining a low-cost production strategy, which allows it to better cope with price fluctuations during different economic cycles.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 1,064.7% (equivalent to ThU.S.$-/+ 107,096) on the income for the year 2025 after tax and +/- 0.8% (equivalent to ThU.S.$ -/+ 74,967) on equity.

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Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has six plants: four in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.1 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada, The Company has a total annual production capacity of 7.1 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.1 million m3 of MDF, 4.1 million m3 of PB and 230,000 m3 of OSB, 700,000 m3 of Plywood and 2,400,000 m3 of sawn timber.

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June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 5 sawmills in operation (4 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina, These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Period ended as of June 30, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	1,470,933	1,512,435	2,983,368	-	-	2,983,368		2,983,368
Revenues from rendering of services	72,430	-	72,430	332	-	72,762		72,762
Revenues from ordinary activities	1,543,363	1,512,435	3,055,798	332	-	3,056,130		3,056,130

Revenues from transactions with reportable segments	229,117	9,640	238,757	27,861	-	266,618	(266,618)	-

Finance income	-	-	-	-	28,713	28,713		28,713
Finance costs	-	-	-	-	(194,847)	(194,847)		(194,847)
Net finance costs	-	-	-	-	(166,134)	(166,134)		(166,134)

Depreciation and amortizations	220,284	95,449	315,733	1,261	11,309	328,303		328,303
Other income	57,247	24,185	81,432	429	6,168	88,029		88,029
Other expenses	40,387	27,807	68,194	1	7,570	75,765		75,765

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	(4,733)	-	(4,733)	-	3,511	(1,222)		(1,222)
Joint ventures	-	(6,809)	(6,809)	-	2,180	(4,629)		(4,629)

Income tax expense	-	-	-	-	(8,572)	(8,572)		(8,572)

Profit (loss) of each reportable segment	132,238	154,034	286,272	(1,955)	(294,376)	(10,059)		(10,059)
Geographical information on revenues
Revenue – Chilean entities	1,176,930	547,250	1,724,180	332	-	1,724,512		1,724,512
Revenue – Foreign entities	366,433	965,185	1,331,618	-	-	1,331,618		1,331,618
Total revenues from ordinary activities	1,543,363	1,512,435	3,055,798	332	-	3,056,130		3,056,130

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Period ended as of June 30, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	770,250	112,561	882,811	601	2,564	885,976	-	885,976
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	-	3,812	-	3,812

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Period ended as of June 30, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	14,121,297	3,166,841	17,288,138	15,067	1,961,873	19,265,078	(39,878)	19,225,200
Segment assets (excluding deferred tax assets)	14,121,297	3,166,841	17,288,138	15,067	1,881,675	19,184,880	(39,878)	19,145,002
Deferred tax assets					80,198	80,198		80,198

Investments accounted through equity method
Associates	39,315	-	39,315	-	43,562	82,877		82,877
Joint Ventures	-	230,575	230,575	-	130,165	360,740		360,740
Segment liabilities	1,366,584	427,933	1,794,517	33,890	8,280,055	10,108,462		10,108,462
Segment liabilities (excluding deferred tax liabilities)	1,366,584	427,933	1,794,517	33,890	6,741,320	8,569,727		8,569,727
Deferred tax liabilities	-	-	-	-	1,538,735	1,538,735		1,538,735

Geographical information on non-current assets
Chile	8,127,500	473,331	8,600,831	13,379	687,805	9,302,015	(7,022)	9,294,993
Foreign countries	4,044,714	1,339,289	5,384,003	-	155,072	5,539,075		5,539,075
Total non-current assets	12,172,214	1,812,620	13,984,834	13,379	842,877	14,841,090	(7,022)	14,834,068

107

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Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Period ended as of June 30, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	1,599,585	1,521,166	3,120,751	-	-	3,120,751		3,120,751
Revenues from rendering of services	68,160	-	68,160	360	-	68,520		68,520
Revenues from ordinary activities	1,667,745	1,521,166	3,188,911	360	-	3,189,271		3,189,271

Revenues from transactions with reportable segments	252,541	9,027	261,568	23,875	-	285,443	(285,443)	-

Finance income	-	-	-	-	38,609	38,609		38,609
Finance costs	-	-	-	-	(206,186)	(206,186)		(206,186)
Net finance costs	-	-	-	-	(167,577)	(167,577)		(167,577)

Depreciation and amortizations	230,378	88,238	318,616	1,214	3,920	323,750		323,750
Other income	46,321	9,776	56,097	241	9,877	66,215		66,215
Other expenses	33,241	37,726	70,967	1	12,886	83,854		83,854

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	2,658	-	2,658	-	(9,001)	(6,343)		(6,343)
Joint ventures	-	(4,878)	(4,878)	-	1,336	(3,542)		(3,542)

Income tax expense	-	-	-	-	(7,304)	(7,304)		(7,304)

Profit (loss) of each reportable segment	251,439	142,811	394,250	(4,236)	(249,150)	140,864		140,864
Geographical information on revenues
Revenue – Chilean entities	1,234,619	511,836	1,746,455	360	-	1,746,815		1,746,815
Revenue – Foreign entities	433,126	1,009,330	1,442,456	-	-	1,442,456		1,442,456
Total revenues from ordinary activities	1,667,745	1,521,166	3,188,911	360	-	3,189,271		3,189,271

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Period ended as of June 30, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	435,361	95,620	530,981	539	6,333	537,853	-	537,853
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	77,515	77,515	-	77,515

Year ended as of December 31, 2024	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,715,757	2,964,938	16,680,695	55,208	1,483,836	18,219,739	(60,427)	18,159,312
Segment assets (excluding deferred tax assets)	13,715,757	2,964,938	16,680,695	55,208	1,410,427	18,146,330	(60,427)	18,085,903
Deferred tax assets					73,409	73,409		73,409

Investments accounted through equity method
Associates	41,352	-	41,352	-	35,430	76,782		76,782
Joint Ventures	-	211,345	211,345	-	118,484	329,829		329,829
Segment liabilities	1,323,157	417,149	1,740,306	34,968	7,660,323	9,435,597		9,435,597
Segment liabilities (excluding deferred tax liabilities)	1,323,157	417,149	1,740,306	34,968	6,190,811	7,966,085		7,966,085
Deferred tax liabilities					1,469,512	1,469,512		1,469,512

Geographical information on non-current assets
Chile	8,322,403	485,877	8,808,280	53,658	364,906	9,226,844	(7,016)	9,219,828
Foreign countries	3,301,679	1,226,377	4,528,056	-	136,810	4,664,866		4,664,866
Total non-current assets	11,624,082	1,712,254	13,336,336	53,658	501,716	13,891,710	(7,016)	13,884,694

108

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Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
Period ended as of June 30, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	508,766	274,337	783,103	748	(198,306)	585,545
Cash flows (used in) investing activities	(758,007)	(90,681)	(848,688)	(702)	(4,478)	(853,868)
Cash flows from (used in) financing activities	(504)	263,601	263,097	(198)	(9,855)	253,044
Net increase (decrease) in cash and cash equivalents	(249,745)	447,257	197,512	(152)	(212,639)	(15,279)

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
Period ended as of June 30, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	612,156	180,180	792,336	(2,614)	(165,831)	623,891
Cash flows (used in) investing activities	(512,129)	(63,374)	(575,503)	(87)	(10,606)	(586,196)
Cash flows from (used in) financing activities	284,984	(19,387)	265,597	1,559	9,196	276,352
Net increase (decrease) in cash and cash equivalents	385,011	97,419	482,430	(1,142)	(167,241)	314,047

Information required by geographic area:

	Geographical area
	Local country	Foreign country
2025	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	1,671,202	264,705	233,932	501,355	221,178	90,996	2,983,368
Revenues from rendering of services	53,310	-	-	-	19,452	-	72,762
Revenues as of June 30, 2025	1,724,512	264,705	233,932	501,355	240,630	90,996	3,056,130
Non-current Assets at 06-30-2025 other than deferred tax	9,294,456	683,919	2,069,587	650,912	1,762,075	292,921	14,753,870

	Geographical area
	Local country	Foreign country
2024	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	1,697,137	232,091	297,141	562,140	239,394	92,848	3,120,751
Revenues from rendering of services	49,678	-	-	-	18,842	-	68,520
Revenues as of June 30, 2024	1,746,815	232,091	297,141	562,140	258,236	92,848	3,189,271
Non-current Assets at 12-31-2024 other than deferred tax	9,195,687	672,411	1,286,657	662,729	1,763,397	230,404	13,811,285

109

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	06-30-2025	12-31-2024
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	57,597	64,020
Prepayment to amortize (insurance and others)	49,793	36,800
Recoverable taxes (related to purchases)	159,336	146,774
Other current non-financial assets	9,587	13,498
Total	276,313	261,092

	06-30-2025	12-31-2024
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	82,099	56,499
Guarantee values	2,845	2,676
Recoverable taxes	22,367	6,486
Other non-current non-financial assets	98,030	19,375
Total	205,341	85,036

	06-30-2025	12-31-2024
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	9,400	114,359
ICMS, PIS-COFINS and other tax payables - Brazil	29,440	21,925
Other tax payable	25,847	23,093
Other Current non-financial liabilities	3,471	6,212
Total	68,158	165,589

(1)       In 2025, this mainly corresponds to the minimum dividend provision of the parent company (see Note 26).

	06-30-2025	12-31-2024
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	36,318	35,630
Other non-current non-financial liabilities	887	1,382
Total	37,205	37,012

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

110

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

At the board meeting held on September 24, 2024, it was agreed to modify the dividend policy, establishing that, charged to the profits obtained in the years 2024, 2025 and 2026, an amount equivalent to 30% of the net profits of each year, eligible to be distributed as dividends, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net profit of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

Due to the change in the dividend policy described above, as of December 31, 2024, a minimum dividend provision for year 2024 of ThU.S.$ 206,684 was recognized in Arauco's consolidated financial statements, representing 30% of the distributable net profit for year 2024. On December 10, 2024, Arauco paid ThU.S.$ 94,397 as an interim dividend on account of the total minimum dividend provision. As of December 31, 2024, the parent company's minimum dividend provision balance of ThU.S.$ 112,287 was recorded in Arauco's consolidated financial statements.

The following table details the adjustments made for the determination of distributable net profit as of June 30, 2025 and 2024:

	Distributable net profit
	06-30-2025 ThU.S.$	06-30-2024 ThU.S.$
Net profit attributable to owners of parent company	(9,991)	140,881
Adjustments:
Biological assets
Unrealized gains (losses)	(31,858)	(25,767)
Realized gains (losses)	88,134	146,135
Deferred income taxes	(21,382)	(32,200)
Biological assets (net)	34,894	88,168
Distributable net profit	24,903	229,049
30% in 2025 (40% in 2024)	7,471	91,620

As of June 30, 2025, provisions of ThU.S.$ 7,471 were made and were shown in the movement of the interim consolidated statement of changes in equity and correspond to 30% of net profits for the period (ThU.S.$ 91,620 as of June 30, 2024 corresponding to 40% of net profits for the period).

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January – June		April - June
	2025	2024	2025	2024
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	(9,991)	140,881	16,459	40,581
Weighted average of number of shares	125,042,124	120,474,350	125,042,124	120,474,350
Basic and diluted earnings (loss) per share (in U.S.$ per share)	(0.0799011)	1.1693858	0.1316276	0.3368435

111

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

June 30, 2025

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. EVENTS AFTER THE END OF THE REPORTING PERIOD

1) The authorization for the issuance and publication of these interim consolidated financial statements for the six-months period ended June 30, 2025, was approved by the Board of Directors of Arauco at the Extraordinary Meeting No, 739 held on August 12, 2025.

Subsequent to June 30, 2025, and as of the date of issuance of these interim consolidated financial statements, there have been no additional events, that could materially affect the presentation of these interim consolidated financial statements.

112

EXHIBITS

Exhibit	Description
99.1	Material Fact of Celulosa Arauco y Constitución S.A. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: August 22, 2025	By:	/s/ Cristián Infante Bilbao
	Name:	Cristián Infante Bilbao
	Title:	Chief Executive Officer